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BEST AVAILABLE COPY

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AO Torgovy Dom Gum

*CURRENT ADDRESS

PROCESSED
MAY 17 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4132 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 5/17/05


82-4132
2005 MAY 17 A 9:41
ARIS
12-31-04
ГУМ
МОСКВА
GUM TRADING HOUSE

Годовой отчет

2004

Annual report

Москва

2005

Supplement 2

The resolutions of «GUM Trading House» OPEN JOINT-STOCK COMPANY adopted at the general shareholders' meeting dated 29 April 2005

1. Issuer's full name: Open joint-stock company " GUM Trading House";
2. Issuer's location: 3 Red Square, Moscow 109012, Russian Federation
3. Taxpayer's identification number: 7710035963;
4. Issuer's code: 00030-A;
5. Essential fact code: 1000030A03052005;
6. Web-site for the Issuer's reports on essential fact: WWW.GUM.RU;
7. Printing edition: "Izvestija" newspaper
8. Type of general meeting: annual meeting;
9. Form of conduction: assembly (general meeting of shareholders for discussion the motions of the agenda and decision-making on the issuers of voting upon preliminary supply of ballots).
10. Date and place: April, 29, 2005, Moscow, in the conference hall of hotel Metropol located at: Teatralny pr., 1/4; Moscow, conference-hall of the hotel "Metropol"
11. Quorum of the general meeting: 30000001 voting members;
12. The motions put to vote and the results of voting :

12.1. Approval of the annual report, annual financial statements, including company's loss and profit (profit and loss statements) and distribution of profit and loss on the operational results of JSC "GUM Trading House" for 2004:

- To approve the annual report, annual financial statements, including company's loss and profit (profit and loss statements) and distribution of profit and loss on the operational results of JSC "GUM Trading House" for 2004.
- To ratify the following distribution of revenues and expenses on the operational results for 2004, mln.rbl:.

Retained earnings for the accounting business period – 421,28

to be distributed as follows:

Development of own productive capabilities - 271,28

Modernization and reconstruction of estate properties – 90,0

Welfare funds – 30,0

Charitable funds – 30,0

Compensation of loss for previous years - no.

- To approve personal remuneration to the members of the Board of directors of JSC "GUM Trading House" on the operational results for 2004 in the amount of 28 000 rubles per each panel session.
- -To approve personal remuneration to the members of the internal audit commission of JSC "GUM Trading House" on the operational results for 2004 in the amount of 28 000 rubles.

Results of voting:

For - 32408398 (66,36 %),

Against - 211511 (0,43 %),

Abstain - 43680 (0,09 %).

Resolved.

12.2. Payment of dividends to the shareholders of JSC «GUM Trading House» for 2004:

Not to pay dividends for 2004 .

Results of voting:
For - 31678003 (64,86 %),
Against - 908236 (1,86 %),
Abstain - 74340 (0,15 %).

Resolved.

12.3. Election of members to the Board of Directors of JSC "GUM Trading House":

To elect to the Board of directors of JSC " GUM Trading House" the following candidates for one-year term:

	Full name	Results of voting "Pro"
1.	Vechkanov Viacheslav Leonidovich	33823015
2.	Vlasov Mikhail Eduardovich	32685456
3.	Gandini Alessandro	32666104
4.	Gnatyuk Andrey Klimentjevich	32661085
5.	Guguberidze Teymuraz Vladimirovich	32944561
6.	Evteev Sergey Leonidovich	32701784
7.	Zorin Alexandr Vladimirovich	32705947
8.	Karakhanyan Samvel Gurgenovich	32635606
9.	Kropotova Marina Georgievna	31905642
10.	Malyshev Nikolay Nikolaevich	32729278
11.	Matveeva Tatiana Vladislavovna	32834522
12.	Skvortsov Alexey Juvenaljevich	32700921
13.	Sokolovskyi Vladimir Ilyich	30368251
14.	Tjagachev Leonid Vasilievich	30191433
15.	Shananina Svetlana Nikolaevna	32698254

Against all candidates - 1543350
Abstain - 700950

Resolved.

12.4. Election of members to the Internal Audit Commission of JSC «GUM Trading House »:

To elect to the Internal Audit Commission of JSC "GUM Trading House" the following 7 members for one-year term :

1. Brelgina Elena Anatolievna

For - 32495578, Against - 95770, Abstain- 60300.

2. Demin Sergey Aleksandrovich

For - 32467023, Against - 93420, Abstain - 63965.

. Zhuravleva Olga Igorevna

For - 32469573, Against - 94920, Abstain - 62615.

. Marjanova Elena Alekseevna

For - 32475143, Against - 91840, Abstain - 62370.

5. Nikolskaya Elena Nikolaevna

For - 32473798, Against - 88700, Abstain - 64080.

6. Salekhov Rafek Abdulhakovich

For - 32435543, Against - 123560. Abstain - 70205.

7. Suprunenko Mikhael Olegovich

For - 32457173, Against - 98490, Abstain - 68805

Resolved.

12.5. Delegation of authority of the sole collegiate body of JSC "GUM Trading House" (Director General) to the managing company :

To delegate the authority of the sole collegiate body of JSC « GUM Trading House" (Director General) to the managing company « ATLAS PROJECT MANAGEMENT LIMITED».

Results of voting:
For - 31875144 (65,27 %),
Against - 668025 (1,37 %),
Abstain - 131220 (0,27 %).

Resolved.

12.6. Approval of the Auditor for JSC « GUM Trading House»:

To approve LLC " FinEkspertize » as the auditor for JSC "GUM Trading House"

Results of voting:
For - 32556944 (66,66 %),
Against - 52510 (0,11 %),
Abstain - 58605 (0,12 %).

Resolved.

May 03, 2005.

Administrative Director
JSC "GUM Trading House" I.M.Shpitonov


ОАО «ТОРГОВЫЙ ДОМ ГУМ»
ГУМ
МОСКВА

2004

Годовой отчет

Москва — 2005 г.


caffe

СОДЕРЖАНИЕ



ОБРАЩЕНИЕ УПРАВЛЯЮЩЕГО ДИРЕКТОРА ОАО «ТОРГОВЫЙ ДОМ ГУМ» К АКЦИОНЕРАМ



Уважаемые акционеры!

Отчетный период стал периодом переосмысления стратегических и тактических направлений деятельности компании с учетом сложившихся изменений на рынке.

В первую очередь это было связано с концентрацией усилий, направленных на реализацию тезиса «ГУМ – Главный Универсальный Магазин Страны», что, на наш взгляд, является основным конкурентным преимуществом, открывающим большое поле деятельности. Для этого нами были проинвентаризированы все имеющиеся проекты компании и сделаны соответствующие выводы.

Основным направлением деятельности в истекший период было упорядочение представления различных групп товаров и мировых марок соответственного уровня на территории универмага «ГУМ на Красной площади» в соответствии с утвержденной Советом директоров стратегией преобразования ГУМа.

Так, например, с одной стороны, удалось на качественно новом уровне сформировать линию по продаже товаров для спорта и активного отдыха в партнерстве с такими операторами, как Puma, Reebok, Nike, Intersport, на очереди головной магазин Adidas. Кроме того, продолжается формирование 1-й линии ГУМа, представляющей наиболее эксклюзивные марки. В отчетный период открылись новые магазины — Louis Vuitton, Moschino, Corneliani, Christian Dior, Burberry, Woolford, Sonia Rykiel.

К числу достижений можно отнести и решение вопроса с помещениями четвертого корпуса здания «ГУМа на Красной площади», более полувека находившимися в ведении типографии «Известия», — удалось заключить долгосрочный договор аренды на упомянутые площади и тем самым географически и смыслово завершить ансамбль Верхних торговых рядов, что в дальнейшем потребует от нас серьезных усилий как с коммерческой, так и с финансовой стороны для их превращения в торговые площади.

В то же время стратегия развития региональной сети «Стильный город» не оправдала возлагаемых на нее ожиданий, что привело к решению о нецелесообразности дальнейших инвестиций в этот проект с соответствующей необходимостью принятия решений по дальнейшей эксплуатации объектов.

За прошедший год еще более обострилась конкуренция на рынке розничной торговли, предоставления услуг населению, активизировались операторы торговых площадей как в центре Москвы, так и на периферии.

Основной задачей к текущему моменту является необходимость выверенного позиционирования ГУМа в стратегическом плане и использования инновативных коммерческих и маркетинговых ходов для привлечения покупательского потока по самому известному адресу в России: Москва, Красная площадь, ГУМ.

С благодарностью за сотрудничество

Управляющий директор
ОАО «Торговый Дом ГУМ»
Т.В. Гугуберидзе

ОТЧЕТ СОВЕТА ДИРЕКТОРОВ И ПРАВЛЕНИЯ ОАО «ТОРГОВЫЙ ДОМ ГУМ»

СОСТАВ СОВЕТА ДИРЕКТОРОВ ОАО «ТД ГУМ», ИЗБРАННЫЙ ОБЩИМ СОБРАНИЕМ АКЦИОНЕРОВ 23 ИЮНЯ 2004 ГОДА

Ф.И.О.	Должность
Бернштам Е.С.	Управляющий партнер, Коммерческий Банк «Нефтяной». Доля в уставном капитале эмитента: доли не имеет
Вечканов В.Л.	Президент, Заместитель Председателя Совета директоров, член Правления ОАО «Торговый Дом ГУМ». Доля в уставном капитале эмитента: 0,002%
Гугуберидзе Т.В.	Управляющий директор, Председатель Правления, ОАО «Торговый Дом ГУМ». Доля в уставном капитале эмитента: доли не имеет
Караханян С.Г.	Адвокат, Коллегия Адвокатов г. Москвы «Барщевский и Партнеры». Доля в уставном капитале эмитента: доли не имеет
Куснирович М.Э.	Председатель Совета директоров, ЗАО ММД «ВОСТОК И ЗАПАД». Доля в уставном капитале эмитента: доли не имеет
Нахманович Я.	Директор, Компания «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД». Доля в уставном капитале эмитента: доли не имеет
Полюхов А.А.	Председатель Правления, ООО «Инвестиционная компания «Практика». Доля в уставном капитале эмитента: доли не имеет
Раппопорт А.	Адвокат, Коллегия адвокатов «Московская городская коллегия адвокатов», адвокатская контора «Раппопорт и партнеры». Доля в уставном капитале эмитента: доли не имеет
Скворцов А.Ю.	Глава представительства, Представительство компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД». Доля в уставном капитале эмитента: 0,0003%
Соколовский В.И.	Начальник, Главное Управление охраны памятников г. Москвы. Доля в уставном капитале эмитента: 0,002 %
Терентьев Л.А.	Генеральный директор, ОАО МК «СТС». Доля в уставном капитале эмитента: доли не имеет
Тягачев Л.В.	Президент, Олимпийский комитет России. Доля в уставном капитале эмитента: доли не имеет
Хасис Л.А.	Адвокат, Адвокатская Палата г. Москвы. Доля в уставном капитале эмитента: доли не имеет
Чемерисов С.А.	Генеральный директор, ЗАО «ТВК «Авиапарк». Доля в уставном капитале эмитента: доли не имеет
Черновалов П.В.	Директор, Компания «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД». Доля в уставном капитале эмитента: доли не имеет

СОСТАВ ПРАВЛЕНИЯ ОАО «ТД ГУМ», ИЗБРАННЫЙ СОВЕТОМ ДИРЕКТОРОВ ОАО «ТД ГУМ» 8 ДЕКАБРЯ 2004 ГОДА

Ф.И.О.	Должность
Вечканов В.Л.	Президент, Заместитель Председателя Совета директоров, ОАО «Торговый Дом ГУМ». Доля в уставном капитале эмитента: 0,002%
Кирпичева Л.М.	Финансовый директор, ОАО «Торговый Дом ГУМ». Доля в уставном капитале эмитента: доли не имеет
Русаков А.С.	Директор по правовым вопросам, ОАО «Торговый Дом ГУМ». Доля в уставном капитале эмитента: доли не имеет
Скворцов А. Ю.	Глава представительства, Представительство компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД». Доля в уставном капитале эмитента: 0,0003%
Тренто Паоло	Председатель Совета директоров, Plastimoda. Доля в уставном капитале эмитента: доли не имеет
Шпитонов И.М.	Директор по административным вопросам, ОАО «Торговый Дом ГУМ». Доля в уставном капитале эмитента: доли не имеет

При этом в соответствии со статьей 69 пункт 1 Федерального закона «Об акционерных обществах» лицо, осуществляющее функции единоличного исполнительного органа, осуществляет также функции Председателя коллегиального исполнительного органа (Правления). Функции Председателя Правления ОАО «Торговый Дом ГУМ» осуществляет Т.В. Гугуберидзе.

Функции единоличного исполнительного органа осуществляет Управляющая компания «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД». Представителем Управляющей компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД» в ОАО «Торговый Дом ГУМ» в настоящее время является Управляющий директор Т.В. Гугуберидзе.

Единолично Управляющая организация: Наименование: АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД. Место нахождения: Палладиум Хаус, 1/4 Аргилл Стрит, Лондон W1V 2LD, Соединенное Королевство. Почтовый адрес: 109012, г. Москва, Красная площадь, дом 3 /2/2/1.

КРАТКИЕ СВЕДЕНИЯ О ЧЛЕНАХ СОВЕТА ДИРЕКТОРОВ ОАО «ТОРГОВЫЙ ДОМ ГУМ»

1. Бернштам Евгений Семенович
Год рождения: 1957
Образование: высшее — Дагестанский Государственный Университет — 1979 г., МГУ — аспирантура — 1984;
Должности за последние 5 лет:
Период: 1999–2003
Организация: ОАО «АЛЬФА-БАНК»
Сфера деятельности: банковская
Должность: Первый заместитель Председателя Правления
Период: 2003–2004
Организация: ООО «Ферросплавный Альянс»
Сфера деятельности: металлургия
Должность: Главный бизнес-консультант
Период: 2004
Организация: ОАО АКБ «АВТОБАНК-НИКОЙЛ»
Сфера деятельности: банковская
Должность: Первый Вице-президент
Период: 2004 — по настоящее время
Организация: Коммерческий Банк «Нефтяной»
Сфера деятельности: банковская
Должность: Управляющий партнер

2. Вечканов Вячеслав Леонидович
Год рождения: 1947
Образование: высшее — Московский финансовый институт — 1970 г., Академия н/х при Совете Министров СССР — 1985 г.;
Должности за последние 5 лет:
Период: 1995–2002
Организация: ОАО «Торговый Дом ГУМ»
Сфера деятельности: торговая
Должность: Президент, Председатель Правления
Период: 2002–2003
Организация: ОАО «Торговый Дом ГУМ»
Сфера деятельности: торговая
Должность: Генеральный директор, Председатель Правления
Период: 2003–2004
Организация: ОАО «Торговый Дом ГУМ»
Сфера деятельности: торговая
Должность: Президент, член Правления
Период: 2004 — настоящее время
Организация: ОАО «Торговый Дом ГУМ»
Сфера деятельности: торговая
Должность: Президент, Заместитель Председателя Совета директоров, член Правления

3. Гугуберидзе Теймураз Владимирович
Год рождения: 1973
Образование: высшее — Абхазский Государственный Университет — 1992 г.; Тбилисский Гуманитарно-экономический институт — 1998 г.
Должности за последние 5 лет:
Период: 1998–2004
Организация: ЗАО «ВЭА ММД «Восток и Запад»
Сфера деятельности: торговая
Должность: Коммерческий директор
Период: 2001–2003
Организация: ООО «Фиалка Эль»
Сфера деятельности: торговая
Должность: Генеральный директор
Период: 2003–2004
Организация: ООО «Мономарка «Боско»
Сфера деятельности: торговая
Должность: Генеральный директор
Период: 2003–2004
Организация: ООО «Спорттовары Боско»
Сфера деятельности: торговая
Должность: Генеральный директор
Период: 2004–2004
Организация: Представительство компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера деятельности: инвестиции и услуги управления

Должность: Заместитель Управляющего директора
Период: 2004 — настоящее время
Организация: ОАО «Торговый Дом ГУМ»
Сфера деятельности: торговая
Должность: Управляющий директор, Председатель Правления

4. Караханян Самвел Гургенович
Год рождения: 1960
Образование: высшее — к.ю.н., Ереванский политехнический институт, Московская Юридическая Академия — 1994 г.;
Должности за последние 5 лет:
Период: 1999–2003
Организация: Московская Городская Коллегия Адвокатов
Сфера деятельности: адвокатская
Должность: Адвокат
Период: 2003 — настоящее время
Организация: Коллегия Адвокатов г. Москвы «Барщевский и Партнеры»
Сфера деятельности: адвокатская
Должность: Адвокат

5. Куснирович Михаил Эрнестович
Год рождения: 1966
Образование: высшее — РХТУ им. Д.И. Менделеева — 1989 г.;
Должности за последние 5 лет:
Период:
Организация: ЗАО ММД «ВОСТОК И ЗАПАД»
Сфера деятельности: торговая
Должность: Председатель Совета директоров

6. Нахманович Яков
Год рождения: 1952
Образование: высшее — ЛИЭИ им. Тольятти — 1975 г.;
Должности за последние 5 лет:
Период: 1999 — настоящее время
Организация: Компания «Дарнэл Интернешнл Инк.»
Сфера деятельности: инвестиционная
Должность: Президент, Вице-президент
Период: 2001— настоящее время
Организация: компания «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера деятельности: инвестиционная и услуги управления
Должность: Директор
Период: 10.04.2004 — 30.11.2004
Организация: Представительство компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера деятельности: инвестиции и услуги управления
Должность: Глава Представительства

7. Полюхов Александр Александрович
Год рождения: 1952
Образование: высшее — Московский финансовый институт — 1974 г.;
Должности за последние 5 лет:
Период: 1998 — настоящее время
Организация: ООО «Инвестиционная компания «Практика»
Сфера деятельности: инвестиционная
Должность: Председатель Правления

8. Раппопорт Александр
Год рождения: 1959
Образование: высшее — Всесоюзный юридический заочный институт, Московский вечерний факультет;
Должности за последние 5 лет:
Период: 2000–2001
Организация: Инвестиционный банк «Роберт Флеминг», Инвестиционный банк «Чейз Секьюритиз»
Сфера деятельности: банковская
Должность: Вице-президент, старший Вице-президент
Период: 2001–2002
Организация: Инвестиционный банк «Ауэрбах Грейсон Раппопорт»
Сфера деятельности: банковская
Должность: Вице-президент,
управляющий директор
Период: 2002–2003
Организация: Инвестиционная компания «Стендарт Адвайзерс»
Сфера деятельности: инвестиционная
Должность: Председатель Правления
Период: 2004 — настоящее время
Организация: Коллегия адвокатов «Московская городская коллегия адвокатов», адвокатская контора «Раппопорт и партнеры»
Сфера деятельности: адвокатская
Должность: Адвокат

9. Скворцов Алексей Ювенальевич
Год рождения: 1968
Образование: высшее — МИФИ — 1993 г., ММВШБ «МИРБИС» — 2003 г.;
Должности за последние 5 лет:
Период: 2000–2001
Организация: ООО «Горная лизинговая компания»
Сфера: банковская
Должность: Финансовый директор
Период: 2001–2002

Организация: АКБ «Проминвестбанк»
Сфера: банковская
Должность: Начальник управления инвестиционно-лизинговых проектов
Период: 2002–2002
Организация: ООО «Горная лизинговая компания»
Сфера: горная промышленность
Должность: Финансовый директор
Период: 2003–2003
Организация: ООО «Аггер Техникс»
Сфера: торговая
Должность: Казначей
Период: 2003 — настоящее время
Организация: ООО «ГУМ-ПРОЕКТ»
Сфера: инвестиционная
Должность: Генеральный директор
Период: 2004 — 30.11.2004
Организация: Представительство компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера: инвестиции и услуги управления
Должность: Директор по экономике
Период: 30.11.2004 — настоящее время
Организация: Представительство компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера: инвестиции и услуги управления
Должность: Глава представительства

10. Соколовский Владимир Ильич
Год рождения: 1947
Образование: высшее— д.э.н., Московский архитектурный институт — 1971 г., Академия Реставрации, 1998 г.;
Должности за последние 5 лет:
Период: 1999–2001
Организация: Главное управление охраны памятников г. Москвы
Сфера деятельности: осуществление контроля за охраной и использованием памятников истории и культуры, отнесенных к ведению г.Москвы, и памятников федерального значения, находящихся на территории г. Москвы
Должность: Первый заместитель начальника
Период: 2001 — настоящее время
Организация: Главное управление охраны памятников г. Москвы
Сфера деятельности: осуществление контроля за охраной и использованием памятников истории и культуры, отнесенных к ведению г. Москвы, и памятников федерального значения, находящихся на территории г. Москвы
Должность: Начальник

11. Терентьев Леонид Александрович
Год рождения: 1959
Образование: высшее — Куйбышевский авиационный институт — 1983 г., Финансовая Академия — 1995 г.;
Должности за последние 5 лет:
Период: 1998–2004
Организация: ОАО Международный консорциум «Средний транспортный самолет»
Сфера деятельности: создание, серийное производство, маркетинг, продажа и послепродажное обслуживание авиационной техники
Должность: Генеральный директор
Период: 2003–2004
Организация: ЗАО «ГУМ-Траст»
Сфера деятельности: инвестиционная
Должность: Генеральный директор
Период: 2003–2004
Организация: ЗАО «Стильный Город»
Сфера деятельности: инвестиционная
Должность: Генеральный директор
Период: 2004–2004
Организация: Представительство компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера деятельности: инвестиции и услуги управления
Должность: Директор по развитию бизнеса
Период: 2004 — настоящее время
Организация: ОАО Международный консорциум «Средний транспортный самолет»
Сфера деятельности: создание, серийное производство, маркетинг, продажа и послепродажное обслуживание авиационной техники
Должность: Генеральный директор

12. Тягачев Леонид Васильевич
Год рождения: 1946
Образование: высшее — Московский областной педагогический институт — 1970 г.;
Должности за последние 5 лет:
Период: 2004 — настоящее время
Организация: Олимпийский комитет России
Сфера деятельности: в области спорта
Должность: Президент

13. Хасис Лев Аронович
Год рождения: 1966
Образование: высшее — к.т.н., к.ю.н., Куйбышевский авиационный институт — 1989 г., Финансовая Академия — 1995 г., Университет МВД России — 2001 г.;
Должности за последние 5 лет:
Период: 1999–2002
Организация: ЗАО «Торговый дом «Перекресток»
Сфера деятельности: торговая
Должность: Член Совета директоров
Период: 2001–2003
Организация: ОАО «Торговый дом ЦУМ»
Сфера деятельности: торговая
Должность: Председатель Совета директоров
Период: 2003–2004
Организация: ОАО «Торговый Дом ГУМ»
Сфера деятельности: торговая

Должность: Председатель Совета директоров
Период: 2002 — настоящее время
Организация: ЗАО «Торговый дом «Перекресток»
Сфера деятельности: торговая
Должность: Председатель Совета директоров
Период: 2002–2003
Организация: Коллегия адвокатов «Московский Юридический Центр»
Сфера деятельности: юридическая
Должность: Адвокат
Период: Апрель 2003–2004
Организация: Московская Городская Коллегия Адвокатов
Сфера деятельности: юридическая
Должность: Адвокат
Период: декабрь 2004 — настоящее время
Организация: Адвокатская Палата г. Москвы
Сфера деятельности: юридическая
Должность: Адвокат

14. Чемерисов Сергей Анатольевич
Год рождения: 1964
Образование: высшее — Куйбышевский политехнический институт — 1986 г., Самарская экономическая академия — 2003 г.;
Должности за последние 5 лет:
Период: 1997–2001
Организация: ЗАО Корпорация «Точка опоры»
Сфера деятельности: инвестиционная
Должность: Генеральный директор
Период: 2001–2002
Организация: ОАО «Группа ДАРНЭЛ»
Сфера деятельности: операции с недвижимостью
Должность: Генеральный директор
Период: 2002–2002
Организация: ОАО «Торговый дом ЦУМ»
Сфера деятельности: торговая
Должность: Заместитель Генерального директора
Период: 2002–2003
Организация: ОАО «Торговый Дом ГУМ»
Сфера деятельности: торговая
Должность: Управляющий директор
Период: 2003–2004
Организация: компания «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД КАМПАНИ»
Сфера деятельности: инвестиции и услуги управления
Должность: Директор
Период: 2004–2004
Организация: ООО «Форвард-групп»
Сфера деятельности: инвестиционная
Должность: Генеральный директор
Период: 2004 — настоящее время
Организация: ЗАО ТВК «Авиапарк»
Сфера деятельности: инвестиции в недвижимость
Должность: Генеральный директор

15. Черновалов Павел Викторович
Год рождения: 1963
Образование: высшее — к.ю.н., МВТУ им. Баумана — 1987 г., Академия экономики и права — 2001 г.;
Должности за последние 5 лет:
Период: 2001–2002
Организация: Торговый комплекс «Агропродторг 2000»
Сфера деятельности: торговая
Должность: Арбитражный управляющий
Период: 2002–2004
Организация: ЗАО «МНВК»
Сфера деятельности: информационная
Должность: Председатель ликвидационной комиссии
Период: 2004 — настоящее время
Организация: Компания «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера деятельности: инвестиции и услуги управления
Должность: Директор

КРАТКИЕ СВЕДЕНИЯ О ЧЛЕНАХ КОЛЛЕГИАЛЬНОГО ИСПОЛНИТЕЛЬНОГО ОРГАНА (ПРАВЛЕНИЕ) ОАО «ТОРГОВЫЙ ДОМ ГУМ»

1. Вечканов Вячеслав Леонидович
Год рождения: 1947
Образование: высшее — Московский финансовый институт — 1970 г., Академия н/х при Совете Министров СССР — 1985 г.;
Должности за последние 5 лет:
Период: 1995–2002
Организация: ОАО «Торговый Дом ГУМ»
Сфера деятельности: торговая
Должность: Президент, Председатель Правления
Период: 2002–2003
Организация: ОАО «Торговый Дом ГУМ»
Сфера деятельности: торговая
Должность: Генеральный директор, Председатель Правления
Период: 2003–2004
Организация: ОАО «Торговый Дом ГУМ»
Сфера деятельности: торговая
Должность: Президент, член Правления
Период: 2004 — по настоящее время
Организация: ОАО «Торговый Дом ГУМ»
Сфера деятельности: торговая
Должность: Президент, Заместитель Председателя Совета директоров

2. Кирпичева Людмила Михайловна
Год рождения: 1961
Образование: высшее— Заочный институт советской торговли — 1984 г.;
Должности за последние 5 лет:
Период: 1995– 2002
Организация: ЗАО «ГУМ-Траст»
Сфера деятельности: инвестиционная
Должность: Генеральный директор
Период: 1999–2003
Организация: ОАО «Торговый Дом ГУМ»
Сфера деятельности: торговая
Должность: Вице-президент, Заместитель Генерального директора по финансам
Период: 2003 — настоящее время
Организация: ОАО «Торговый Дом ГУМ»
Сфера деятельности: торговая
Должность: Финансовый директор

3. Русаков Алексей Сергеевич
Год рождения: 1976
Образование: высшее — Московская Академия экономики и права — 1999 г.;
Должности за последние 5 лет:
Период: 2000–2003
Организация: ОАО «Торговый Дом ГУМ»
Сфера деятельности: торговая
Должность: Начальник юридического отдела
Период: 2003 — настоящее время
Организация: ОАО «Торговый Дом ГУМ»
Сфера деятельности: торговая
Должность: Директор по правовым вопросам

4. Скворцов Алексей Ювенальевич
Год рождения: 1968
Образование: высшее — МИФИ — 1993 г., ММВШБ «МИРБИС» — 2003 г.;
Должности за последние 5 лет:
Период: 2000—2001
Организация: ООО «Горная лизинговая компания»
Сфера: банковская
Должность: Финансовый директор
Период: 2001–2002
Организация: АКБ «Проминвестбанк»
Сфера: банковская
Должность: Начальник управления инвестиционно-лизинговых проектов
Период: 2002–2002
Организация: ООО «Горная лизинговая компания»
Сфера: горная промышленность
Должность: Финансовый директор
Период: 2003–2003
Организация: ООО «Аггер Техникс»
Сфера: торговая
Должность: Казначей
Период: 2003— настоящее время
Организация: ООО «ГУМ-ПРОЕКТ»
Сфера: инвестиционная
Должность: Генеральный директор
Период: 2004 — 30.11.2004.
Организация: Представительство компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера: инвестиции и услуги управления
Должность: Директор по экономике
Период: с 30.11.2004 — по настоящее время
Организация: Представительство компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера: инвестиции и услуги управления
Должность: Глава представительства

5. Тренто Паоло
Год рождения: 1946
Должности за последние 5 лет:
Период: 1998 — настоящее время
Организация: Plastimoda
Сфера деятельности: торговая
Должность: Председатель Совета директоров

6. Шпитонов Игорь Михайлович
Год рождения: 1957
Образование: высшее — Московский энергетический институт — 1980 г.;
Должности за последние 5 лет:
Период: 2000 –2003
Организация: ОАО «Русский алюминий менеджмент»
Сфера деятельности: производство и переработка алюминиевого сырья
Должность: Директор по административным вопросам
Период: 2004–2004
Организация: ООО «ГУМ-ПРОЕКТ»
Сфера деятельности: инвестиционная
Должность: Исполнительный директор
Период: 2004 -- настоящее время
Организация: ЗАО «ГУМ-Траст»
Сфера деятельности: инвестиционная
Должность: Генеральный директор
Период: 2004 -- настоящее время
Организация: ЗАО «Стильный Город»
Сфера деятельности: инвестиционная
Должность: Генеральный директор
Период: 2004 — настоящее время
Организация: ОАО «Торговый Дом ГУМ»
Сфера деятельности: торговая
Должность: Директор по административным вопросам



СТРУКТУРА ОАО «ТОРГОВЫЙ ДОМ ГУМ»


ОАО «ТОРГОВЫЙ ДОМ ГУМ»
Универмаг «ГУМ на Красной площади»
Объекты недвижимости, сданные в аренду
Складской комплекс «ГУМ–Карачарово»

В собственности компании находятся более 10 крупных объектов недвижимости торгового и складского назначения на территории Москвы и торговые помещения в регионах России.

Здание универмага «ГУМ на Красной площади» используется на основании договора аренды, заключенного и оформленного в соответствии с требованиями законодательства сроком до 2042 года, по окончании которого компания имеет преимущественное право на возобновление арендных отношений.

ПОЛОЖЕНИЕ ОАО «ТОРГОВЫЙ ДОМ ГУМ» В ОТРАСЛИ

ОАО «Торговый Дом ГУМ» как одно из старейших торговых предприятий имеет богатую и уникальную историю развития, которая во многом определила нынешние позиции на рынке, формы и виды деятельности компании, а также величину, качество и структуру активов компании, существующих на текущий момент времени.

По оценкам Департамента потребительского рынка и услуг г. Москвы, оборот розничной торговли в столице в 2004 году составил 1,4 трлн. рублей, что на 8,3% больше, чем в 2003 году. По прогнозам специалистов, в 2005 году оборот розничной торговли в столице вырастет на 4–5%. В прошлом году доля Москвы в общем объеме розничного товарооборота России составила 27%, удельный вес ОАО «Торговый Дом ГУМ» в данном объеме составляет 0,3%.

Ожидается, что в Москве в 2005 году откроется более 800 предприятий торговли, питания и бытового обслуживания. Из общего количества предприятий торговли более 200 объектов будут крупными торговыми центрами. Ежегодный прирост площадей торговых центров в столице составляет 200–300 тысяч кв. м. В первом полугодии 2004 г. в Москве открылось пять центров общей торговой площадью 68 000 кв. м, во втором полугодии 2004 года ожидалась сдача 268 000 кв. м. Это центры «Вейпарк», «Гименей», «Тобтим», «Мега-2», «Екатериновка», «Л-153», «Sun Paradise». Таким образом, итогом 2004 г. является ввод чуть больше чем 300 тысяч кв. м новых площадей — почти на 30% больше по сравнению с 2003 г.

Сохраняется динамика открытия торговых центров на территориях, прилегающих к МКАД, в результате чего происходит отток покупателей из центральной торговой зоны, но в ОАО «Торговый Дом ГУМ» сохраняется стабильная посещаемость на уровне 30 тысяч человек в день, 62,7% которых совершают покупки, из них 28% в основном обслуживаются на предприятиях быстрого питания.

По результатам опросов потребителей в г. Москве фактор близости торгового объекта к дому при выборе места совершения покупок играет с каждым годом все большее значение. В данном случае основными центрами притяжения к универмагу «ГУМ на Красной площади» являются Красная площадь и Гостиный двор.

Также важное значение для потребителей имеет фактор удобства подъезда к магазину. В связи с увеличением автомобильного потока в центре Москвы и затруднением подъезда ко многим торговым центрам центральной торговой зоны покупатели все чаще отказываются от поездок за покупками в центр, предпочитая торговые объекты, расположенные на более удобных транспортных магистралях. ОАО «Торговый Дом ГУМ» прилагает значительные усилия по улучшению доступности торгового центра для покупателей. Организована временная парковка на 150 машиномест в Ветошном переулке, обслуживаемая службой парковки ГУМа, а рядом, в здании, находящемся в непосредственной близости от магазина, прилегающем к Малому корпусу, открыта стационарная многоярусная парковка на 400 машиномест.

Одной из тенденций развития периферийных торговых центров является увеличение доли развлекательного комплекса в составе торговых центров, что создает основу для семейного отдыха и привлекает покупателей на более длительный период.

К тому же развитие торговых центров на периферии происходит по принципу организации торговых зон из магазинов-неконкурентов, что позволяет создавать мультифункциональные торговые зоны на больших площадях, что удобно для покупателей в силу возможности совершать комплексные покупки. ОАО «Торговый Дом ГУМ» заключил ряд договоров с якорными арендаторами, которые позволят сформировать основные центры притяжения внутри ГУМа. Так, запущена в эксплуатацию спортивная линия салонов представленная брендами Intersport, Nike, Reebok, Adidas и Puma, ведутся переговоры с представителями компании Zara и рядом других крупных торговых марок.

На текущий момент основными конкурентами ОАО «ТД ГУМ» являются торговые объекты, расположенные в центральном административном округе. На основании данных опросов покупателей ОАО «ТД ГУМ», наиболее значимыми конкурентами ОАО «ТД ГУМ» среди объектов Центрального административного округа являются:

- ТК «Охотный ряд»
- ТД «ЦУМ»
- ТЦ «Атриум»
- Универмаг «Калинка-Стокман» в ТЦ «Смоленский пассаж».

Но ОАО «Торговый Дом ГУМ» выделяется среди своих конкурентов наиболее правильным позиционированием, сохранением имиджа Главного Магазина страны, а также уникальным местоположением.

РЕЗУЛЬТАТЫ РАЗВИТИЯ ОАО «ТОРГОВЫЙ ДОМ ГУМ» ЗА 2004 ГОД

ФИНАНСОВЫЕ РЕЗУЛЬТАТЫ ОАО «ТОРГОВЫЙ ДОМ ГУМ» ЗА 2004 ГОД ХАРАКТЕРИЗУЮТСЯ СЛЕДУЮЩИМИ ПОКАЗАТЕЛЯМИ:

Наименование показателя	млн. руб.
Товарооборот*	2 358
Валовая прибыль	1 394
Коммерческие и управленческие расходы	866
Прибыль (убыток) от продаж	528
Сальдо прочих доходов и расходов	39
Прибыль (убыток) до налогообложения	567
Чистая прибыль (убыток) отчетного периода	421

* *Товарооборот указан с учетом товарооборота секций, работающих на условиях комиссии.*



ДИНАМИКА ТОВАРООБОРОТА И СОБСТВЕННЫХ ТОРГОВЫХ ПЛОЩАДЕЙ ОАО «ТОРГОВЫЙ ДОМ ГУМ»



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Товарооборот
Собственные торговые площади

В 2004 году товарооборот ОАО «Торговый Дом ГУМ» по сравнению с аналогичным периодом прошлого года снизился на 436 млн. руб. или на 15,6 % и составил 2 358 млн. руб.

Снижение товарооборота было вызвано сокращением торговых площадей под собственной торговлей на 43,3%. Нужно отметить, что при этом товарооборот с 1 кв.м. площади, находящейся под собственной торговлей, возрос на 10,6 % и составил 138,9 тыс. руб.

СТРУКТУРА ТОВАРООБОРОТА ОАО «ТОРГОВЫЙ ДОМ ГУМ» В 2004 ГОДУ



Другие 10,0%
Часы 2,5%
Продовольствие 4,1%
Посуда 4,0%
Галантерея 8,3%
Одежда и белье 32,2%
Обувь 11,5%
Парфюмерия и косметика 14,9%
Трикотаж 12,5%

Общий объем валовой прибыли за 2004 год увеличился по сравнению с 2003 годом на 123,4 млн. руб. или на 9,7 % и составил 1 393,9 млн. руб.

ДИНАМИКА ОБЩЕГО ВАЛОВОГО ДОХОДА ОАО «ТОРГОВЫЙ ДОМ ГУМ»


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2004

В 2004 году доходы от сдачи площадей в аренду возросли по сравнению с предшествующим годом на 207 млн. руб. или на 22,7% и составили 1 118 млн. руб. Этот рост был обусловлен увеличением площадей, сданных в аренду.

Издержки обращения за 2004 год по сравнению с 2003 годом возросли на 20,1 млн. руб. или на 2,4% и составили 865,7 млн. руб.

Рост затрат был вызван прежде всего, увеличением расходов:

- на содержание здания на 16,8 млн. руб. или на 26,7% за счет увеличения тарифов на тепло – на 30% и электроэнергию — на 15%, а также дополнительными расходами по охране здания универмага «ГУМ на Красной площади» охранным предприятием «Ангел» (увеличение оплаты по договору на 2,7 млн. руб. или на 21%);
- на торговую рекламу на 26,3 млн. руб. или на 145,2 %, что было вызвано проведением масштабной новогодней рекламной кампании;
- на управление компанией (выплаты управляющей компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД») на 72,4 млн. руб. или 114,3%, т. к. такие выплаты в 2003 году начались только со 2-го полугодия, с момента передачи полномочий единоличного исполнительного органа управляющей компании.

По ряду статей расходы были сокращены, в частности это расходы на:

- строительные работы, за счет сокращения работ по ремонту зданий на 63,5 млн. руб. или на 52,3%. Нужно отметить, что в 2003 году был завершен первый этап реконструкции здания универмага «ГУМ на Красной площади»;
- заработную плату на 21,2 млн. руб. или на 8,4% за счет сокращения среднесписочной численности работников с 2 074 человек в 2003 г. до 1 563 человек в 2004 г.

Основными источниками прибыли в 2004 году стали валовая прибыль от реализации товаров и от сдачи площадей в аренду.

За 2004 год прибыль до налогообложения по акционерному обществу увеличилась по сравнению с 2003 годом на 130,5 млн. руб. или на 29,9% и составила 567,2 млн. руб. Чистая прибыль возросла на 119,6 млн. руб. или на 39,6% и составила 421,28 млн. руб.

ЧИСТАЯ ПРИБЫЛЬ ОАО «ТОРГОВЫЙ ДОМ ГУМ» (МЛН.РУБ.)


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млн. руб
298,3
301,7
421,28
2002
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2004

Общая стоимость активов ОАО «Торговый Дом ГУМ» за 2004 год возросла на 277,8 млн. руб. или на 11,9% и составила 2 601,2 млн. руб.

Коэффициент текущей ликвидности на 1 января 2005 года составил 3,50 при нормативе 2.

Коэффициент обеспеченности собственными оборотными средствами на 1 января 2005 г. составил 0,69 при нормативе 0,1.

Коэффициенты текущей ликвидности и обеспеченности собственными оборотными средствами характеризуют ОАО «Торговый Дом ГУМ» как финансово-устойчивую и платежеспособную компанию.

ТОРГОВАЯ ДЕЯТЕЛЬНОСТЬ

Площади	Общая площадь (кв. м) на 1.01.05	Торговая площадь (кв. м) на 1.01.05
Общая площадь	166 695	52 875
из них:		
Здание универмага «ГУМ на Красной площади»	81 484	31 795
в том числе		
Здание Малого корпуса	5 976	1 982
Типография	4 866	
Здания московских магазинов, кроме универмага «ГУМ на Красной площади» и Малого корпуса	49 945	21 080
СК Карачарово	35 265	
Кроме того		
«Стильный Город Красноярск»	2 472	1 780
«ГУМ Кострома»	2 146	1 105

В 2004 году акцент сделан на поиск солидных партнеров для вновь открываемых салонов.

Совершенствование структуры торговых площадей и формирование ассортиментной политики универмага в 2004 году базировались на основе анализа данных маркетинговых исследований клиентов магазина и мониторингов покупательских потоков.

Универмаг «ГУМ на Красной площади» не теряет своей привлекательности. Несмотря на жесткую конкуренцию, универмаг, как и в прошлые годы, посещают в среднем 30 тыс. человек в день, максимальный поток наблюдается в предпраздничные дни и достигает более 50 тыс. человек.

Основные покупатели универмага – это москвичи (85%) трех возрастных групп (16-25 лет, 26-35 и 36-50 лет), имеющие среднедушевой доход свыше 700 долларов в месяц.

Около 60% покупателей посещают универмаг «ГУМ на Красной площади» не менее 1 раза в 3 месяца. По мнению покупателей, наиболее привлекательными товарными группами являются одежда, обувь и парфюмерно-косметические товары.

Уровень марки (товары группы «Мода»)	Удельный вес в торговой площади (%)
Высокий (включая «Люкс»)	31
Средне-высокий	25
Средне-средний	35
Средне-низкий	9

После завершения первого этапа реконструкции здания универмага «ГУМ на Красной площади» несколько изменилась структура торговых площадей. Учитывая предпочтения покупателей, благодаря открытию на третьем этаже салонов молодежной моды с демократичным уровнем цен, увеличилась доля площадей, отведенных под товары средне-среднего уровня.

В ОАО «Торговый Дом ГУМ», как и подобает крупному и престижному универмагу, функционирует сайт в сети Интернет.

На сайте универмага в соответствии с требованиями Федеральной службы по финансовым рынкам Российской Федерации представлена информация об открытом акционерном обществе «Торговый Дом ГУМ» как эмитента эмиссионных ценных бумаг. Также на сайте универмага размещена схема парковки автомобилей.

КОРПОРАТИВНАЯ СИСТЕМА УПРАВЛЕНИЯ

В 2004 г. начаты и в 2005 г. будут закончены работы по проекту реконструкции коммуникаций и оборудования локальной вычислительной сети, обслуживающей торговый зал универмага «ГУМ на Красной площади».

Целью данного проекта является создание гибкой перенастраиваемой инфраструктуры, предоставляющей сетевые сервисы с высокой степенью доступности салонам собственной торговли и партнерам ОАО «Торговый Дом ГУМ».

Отлично зарекомендовала себя централизованная антивирусная защита Trend Micro. Благодаря этой защите и другим принятым мерам по обеспечению информационной безопасности за истекший год не было зарегистрировано ни одного случая распространения злонамеренного программного обеспечения в локальной сети ОАО «Торговый Дом ГУМ».

Вместе с тем назрела необходимость защиты не только от злонамеренного программного обеспечения, но и от несанкционированной рассылки по электронной почте, именуемой спамом. Ежедневно на почтовые ящики сотрудников универмага «ГУМ на Красной площади» приходят сотни писем непроизводственного характера, что затрудняет разбор и сортировку входящей корреспонденции. Разработанный план защиты избавит сотрудников от спама, снизит время, затраченное на изучение входящей корреспонденции и в целом сделает их работу более эффективной.

РЕКЛАМНАЯ ДЕЯТЕЛЬНОСТЬ

Рекламная политика компании в 2004 году была направлена на укрепление имиджа ОАО «Торговый Дом ГУМ» как универмага с широким комплексом товаров и услуг, повышение лояльности покупателей.

Основной акцент был сделан на совершенствование системы внутренней рекламы. Введены в обращение рекламные поверхности вдоль линий, а также баннеры на мостах.

Все проводимые в ГУМе мероприятия получили широкое освещение в средствах массовой информации.

В течение отчетного периода было опубликовано большое количество статей, заметок, фотоматериалов в ведущих изданиях страны. Открытия спортивных салонов Intersport, Puma и Reebok, а также элитных марок Louis Vuitton и Moschino собрали большое количество заинтересованных покупателей, были проведены широкомасштабные презентации, что привлекло значительное внимание со стороны прессы.

Выбор рекламных средств был обусловлен стратегическими приоритетами компании, необходимостью максимального охвата платежеспособной аудитории и ориентацией на целевого покупателя.

Кроме этого, в здании универмага «ГУМ на Красной площади» проводились традиционные рекламные и специальные акции в период проведения праздников «День Влюбленных», Женского дня, Нового года.

Среди основных мероприятий, проводимых в 2004 г., следует отметить Новый год, организованный совместно с компанией Swarovski. С начала декабря была установлена елка, украшенная изделиями Swarovski общей стоимостью 750 000 евро. Данное мероприятие вызвало огромный интерес среди покупателей и получило широкое освещение в прессе и на телеканале ТВЦ. В течение декабря были зафиксированы рекордные показатели посещаемости торгового центра в предпраздничные дни. Также была организована рекламная кампания «С Новым ГУМом! С Новым Счастьем!» с использованием в качестве рекламных носителей: баннеров на улицах, трансляций по радио и рекламы на общественном транспорте. Таким образом, мероприятие, посвященное Новому году, позволило повысить посещаемость магазина в два раза. Максимальный приток покупателей наблюдался 26 декабря и составил более 60 тысяч человек.

Положительное влияние на повышение лояльности покупателей и укрепление имиджа ОАО «Торговый Дом ГУМ» оказывали съемки фильмов, телепередач, видеороликов, которые проводили в здании универмага известные российские и зарубежные компании.

КАДРОВАЯ ПОЛИТИКА

В 2004 году работа по управлению персоналом определялась стратегическими целями развития ОАО «Торговый Дом ГУМ».

Уникальность нашего акционерного общества, дальнейшее повышение конкуренции на московском рынке услуг, масштабность стратегических целей развития и конкретность оперативных планов их реализации выдвигают новые требования к торговому персоналу, сотрудникам функциональных и обеспечивающих подразделений.

Численность работников ОАО «Торговый Дом ГУМ» в 2004 г. составила 1 563 человек. Уменьшение численности персонала на 511 человек произошло на плановой основе. Оно было обусловлено совершенствованием структуры управления в соответствии с определенными приоритетами по профильной деятельности, ликвидацией малоэффективных подразделений, пересмотром действующего штата.

Оплата труда является одной из важнейших составляющих результативного бизнеса. При ее формировании учитывались доминирующие тенденции на московском рынке. В 2004 г. средняя заработная плата возросла на 14% и составила 13 041 руб.

Развивалась система оплаты и премирования. Акцент делался на инструменты, ориентированные на увязку размера вознаграждения с результатами труда. При этом удельный вес переменной составляющей в структуре заработной платы увеличился в среднем на 5,6 % .

КАПИТАЛЬНЫЙ РЕМОНТ И РЕСТАВРАЦИЯ

Руководствуясь утвержденной «Программой реставрационных, ремонтно-восстановительных работ и работ по приспособлению здания — памятника архитектуры «Верхние Торговые Ряды» к использованию в современных условиях», на основе обширной научно-исследовательской, исходно-разрешительной и проектно-сметной документации в 2004 году были продолжены работы по перепланировке и ремонту торговых помещений, реставрации внутренних фасадов здания и ремонту инженерных коммуникаций.

В результате проведенных работ в уровнях 1-го, 2-го и 3-го этажей отреставрированы около 2 500 кв.м внутренних фасадов.

Начаты работы по воссозданию ранее утраченных икон «Александр Невский» и «Богоматерь Знамение» на наружном фасаде здания со стороны Красной площади.

Капитально отремонтированы с полным комплексом реставрационных работ, включая полную замену инженерного оборудования, салоны: Луи Виттон, Боско-спорт, Айсберг, Бетти Барклай, Штайльман, Тогас, Интерспорт, Соня Рикель, Кельвин Кляйн и другие — общей площадью 6 800 кв.м.

В числе отремонтированных в 2004 году салонов находятся концептуально новые, такие как NO ONE и Интерспорт. В названных салонах реализована идея использования площадей антресольных этажей в торговых целях, при этом достигнуто значительное увеличение зрительного объёма «живого» пространства атриума.

В отчетном году выполнены заявки салонов собственной торговли по текущему ремонту помещений.

На 2 000 кв.м увеличилась площадь торговых и административных помещений, оснащенных системами кондиционирования и вентиляции воздуха.

Проведены работы по монтажу центрального теплового пункта и электробойлерной для горячего водоснабжения здания, позволившие значительно улучшить ситуацию в существующей системе теплоснабжения.

В целях предупреждения аварийных ситуаций в 2004 году выполнены значительные объемы работ по ремонту магистральных сетей отопления в подвале, ливневой канализации и стояков водостока в здании универмага «ГУМ на Красной площади».

Введена в строй новая комплектная трансформаторная подстанция (КТП-8), мощность которой позволит в дальнейшем обеспечить электроэнергией проектируемые зоны общественного питания.

Для улучшения оперативной связи между руководящим персоналом ОАО «Торговый Дом ГУМ» расширена система мини-сотовой связи.

В целях выполнения мероприятий по противопожарной защите универмага «ГУМ на Красной площади» продолжены работы по расширению системы автоматического пожаротушения в складских помещениях подвала и торговых помещениях 1-го, 2-го этажа общей площадью 3 700 кв.м.

В магазинах — структурных подразделениях ОАО «Торговый Дом ГУМ» в отчетном периоде проведены необходимые ремонтно-строительные работы преимущественно текущего характера.

Инвестиции в капитальный ремонт и реконструкцию здания универмага «ГУМ на Красной площади» и магазины — структурные подразделения ОАО «Торговый Дом ГУМ» составили в 2004 г. около 90 млн. рублей.

ОСНОВНЫЕ ФАКТОРЫ РИСКА, СВЯЗАННЫЕ С ДЕЯТЕЛЬНОСТЬЮ ОАО «ТОРГОВЫЙ ДОМ ГУМ»:

- отраслевые риски,
- страновые и региональные риски,
- финансовые риски,
- правовые риски,
- риски, связанные с деятельностью эмитента.

ОТРАСЛЕВЫЕ РИСКИ

Наиболее значимыми факторами, которые могут оказать негативное влияние на дальнейшую деятельность ОАО «ТД ГУМ», являются следующие:

- высокие темпы роста торговых площадей в г. Москве;
- отток покупателей из центральной торговой зоны в периферийные районы г. Москвы;
- изменение структуры потребления;
- колебания курсов валют;
- ожесточение конкуренции, связанное с приходом на московский рынок западных операторов и с развитием сетевых проектов.

СТРАНОВЫЕ И РЕГИОНАЛЬНЫЕ РИСКИ

ОАО «ТД ГУМ» является российской компанией, осуществляющей свою деятельность в Московском регионе Российской Федерации, поэтому существенное влияние на его деятельность оказывают как общие изменения в государстве, так и развитие московского региона.

Основные страновые риски в России:
— политические риски;
— экономические риски;
— экологические риски;
— региональные риски.

ФИНАНСОВЫЕ РИСКИ

— риск изменения валютных курсов;
— риск изменения процентных ставок;
— инфляционные риски.

ПРАВОВЫЕ РИСКИ

— изменение налогового законодательства;
— изменение валютного законодательства;
— изменение правил таможенного контроля и пошлин;
— изменение требований по лицензированию основной деятельности эмитента;
— изменение судебной практики по вопросам, связанным с деятельностью эмитента (в том числе по вопросам лицензирования), которые могут негативно сказаться на результатах его деятельности, а также на результатах текущих судебных процессов, в которых участвует эмитент.

РИСКИ, СВЯЗАННЫЕ С ДЕЯТЕЛЬНОСТЬЮ ЭМИТЕНТА

В отчетном периоде рисков, связанных с возможной ответственностью эмитента по долгам третьих лиц, — нет.

СОБЛЮДЕНИЕ ОАО «ТОРГОВЫЙ ДОМ ГУМ» КОДЕКСА КОРПОРАТИВНОГО ПОВЕДЕНИЯ

Организуя корпоративное управление компании, ее менеджмент стремится постоянно руководствоваться известными нормами и правилами корпоративной культуры и этики поведения. В связи с противоречивостью норм, регулирующих Кодекс корпоративного поведения, Открытое Акционерное Общество «Торговый Дом ГУМ» не всегда придерживается норм вышеуказанного документа.

АКЦИОНЕРНЫЙ КАПИТАЛ ОАО «ТОРГОВЫЙ ДОМ ГУМ»

Уставный капитал компании составляет 60 000 000 (Шестьдесят миллионов) рублей и разделен на 60 000 000 (Шестьдесят миллионов) именных обыкновенных акций номинальной стоимостью 1 (один) рубль. Каждая оплаченная обыкновенная акция дает ее владельцу право на участие в собраниях акционеров; право одного голоса по каждому вопросу, по которым на собрании акционеров проводится голосование; право на получение дивидендов в суммах, которые законным образом определены общим собранием акционеров.

По состоянию на 12 марта 2005 года (учетная дата) реестр акционеров ОАО «Торговый Дом ГУМ» включает 9 245 акционеров: 96 юридических лиц и 9 149 физических лиц, из них иностранных акционеров — 26 юридических и 40 физических лиц.

СПИСОК КРУПНЕЙШИХ АКЦИОНЕРОВ ОАО «ТОРГОВЫЙ ДОМ ГУМ»

Акционер	Доля в уставном капитале (%)
Закрытое акционерное общество «Депозитарно-Клиринговая Компания»	55,02
ЗАО «ИНГ Банк (Евразия) ЗАО»	33,52

ОАО «Торговый Дом ГУМ» за годы своего существования произведено пять выпусков ценных бумаг: 2.09.92 г.; 22.06.93 г.; 6.07.95 г.; 15.08.97г.; 24.04.1998 г.— выпуск аннулирован.

Именные обыкновенные акции ОАО «Торговый Дом ГУМ» допущены к торгам на ведущих площадках России: НП «Фондовая биржа РТС», ЗАО «Фондовая биржа ММВБ».

LOUIS VUITTON

ИНФОРМАЦИЯ С НП «ФОНДОВАЯ БИРЖА РТС» О ХОДЕ ТОРГОВ АКЦИЯМИ ОАО «ТОРГОВЫЙ ДОМ ГУМ» В 2004 ГОДУ


2.2
2.1
2.0
1.9
1.8
1.7
1.6
1.5
1.4
1.3
1.2
1.1
5.01.2004
3.03.2004
29.04.2004
30.06.2004
25.08.2004
20.10.2004
17.12.2004

На графике синим цветом показаны предложения участников торгов на продажу акций ОАО «ТД ГУМ», зеленым цветом — спрос на акции.

ОАО «ТД ГУМ» совместно с Бэнк оф Нью-Йорк (США) произведено размещение Американских Депозитарных Расписок 1-го уровня (АДР), которое началось в 1996 г. Конвертация акций в АДР происходит по принципу: две обыкновенные акции ОАО «ТД ГУМ» на одну АДР. Благодаря сохраняющемуся интересу к ценным бумагам нашей компании регулярно производится конвертация акций в АДР и наоборот, в зависимости от целей инвесторов. Американские Депозитарные Расписки первого уровня ОАО «ТД ГУМ» активно обращаются на Берлинской, Франкфуртской и Штутгартской биржах, а также внебиржевом рынке США.

В отчетном году в ОАО «ТД ГУМ» не совершалось крупных сделок, а также сделок, в совершении которых имелась заинтересованность.

ПРЕДЛОЖЕНИЯ ПО РАСПРЕДЕЛЕНИЮ ЧИСТОЙ ПРИБЫЛИ, ПОЛУЧЕННОЙ В 2004 ГОДУ ПО ОАО «ТОРГОВЫЙ ДОМ ГУМ»

Предлагается распределить чистую прибыль, полученную в 2004 году по ОАО «Торговый Дом ГУМ» в сумме 421,28 млн. руб. на следующие цели:

- на развитие собственной производственной базы в размере 271,28 млн. руб.;
- на модернизацию и реконструкцию объектов недвижимости ОАО «ТД ГУМ» в размере 90 млн. руб.;
- на развитие социальной сферы в размере 30 млн. руб.;
- на благотворительные цели в размере 30 млн. руб.

ДИВИДЕНДЫ

Инвестиционная политика ОАО «Торговый Дом ГУМ» предусматривает в предстоящий период рост затрат на превращение универмага «ГУМ на Красной площади» в современный технически оснащенный торговый комплекс европейского уровня.

С учетом этих обстоятельств и в связи с ограниченностью финансовых ресурсов Совет директоров ОАО «Торговый Дом ГУМ» рекомендует общему годовому собранию акционеров по результатам 2004 года дивиденды не выплачивать.

БУХГАЛТЕРСКАЯ ОТЧЕТНОСТЬ ОАО «ТОРГОВЫЙ ДОМ ГУМ»

(тыс. руб.)

БАЛАНС ПРЕДПРИЯТИЯ
НА 31 ДЕКАБРЯ 2004 г.

АКТИВ	Код строки	На начало отчетного периода	На конец отчетного периода
1	2	3	4
I. ВНЕОБОРОТНЫЕ АКТИВЫ			
Нематериальные активы (04, 05)	110	2 064	1 474
в том числе:			
база данных, товарные знаки, организационные расходы	111	2 064	1 474
Основные средства (01, 02)	120	525 312	502 581
в том числе:			
здания, машины, оборудование	121	525 312	502 581
Незавершенное строительство (07, 08, 16, 60)	130	49 618	36 062
Доходные вложения в материальные ценности (03)	135	–	–
Долгосрочные финансовые вложения (58, 59)	140	109 416	558 121
в том числе:			
инвестиции в дочерние общества	141	14 866	14 866
инвестиции в другие организации	142	8 663	8 663
займы, предоставленные на срок более 12 месяцев	143	3 625	532 800
прочие долгосрочные финансовые вложения	144	82 262	1 792
Отложенные налоговые активы	145	21 056	11 408
Прочие внеоборотные активы	150	–	–
ИТОГО по разделу I	190	707 466	1 109 646
II. ОБОРОТНЫЕ АКТИВЫ			
Запасы	210	277 144	241 072
в том числе:			
сырье, материалы и др. аналогичные ценности (10, 14, 15, 16)	211	20 036	14 094
животные на выращивании и откорме (11)	212	–	–
затраты в незавершенном производстве (издержках обращения) (14, 20, 21, 23, 29, 44, 46)	213	8 343	1
готовая продукция и товары для перепродажи (14, 16, 40, 41, 43)	214	212 165	197 579
товары отгруженные (45)	215	3 416	8
расходы будущих периодов (97)	216	33 184	29 390
прочие запасы и затраты	217		
Налог на добавленную стоимость по приобретенным ценностям (19)	220	56 571	51 335
Дебиторская задолженность (платежи по которой ожидаются более чем через 12 месяцев после отчетной даты)	230	3 685	1 425
в том числе:			
покупатели и заказчики (62, 63, 76)	231	–	
векселя к получению (62)	232	–	–
задолженность дочерних и зависимых обществ (78)	233		
авансы выданные (60)	234	2 114	
прочие дебиторы	235	1 571	1 425
Дебиторская задолженность (платежи по которой ожидаются в течение 12 месяцев после отчетной даты)	240	128 805	364 523
в том числе:			
покупатели и заказчики (62, 63, 76)	241	25 458	28 649
векселя к получению (62)	242	–	–

АКТИВ	Код строки	На начало отчетного периода	На конец отчетного периода
1	2	3	4
задолженность дочерних и зависимых обществ (6203)	243	17 927	24 449
задолженность участников (учередителей) по взносам в уставный капитал (75)	244	–	–
авансы выданные (60)	245	67 757	283 569
прочие дебиторы	246	17 663	27 856
Краткосрочные финансовые вложения (58, 59, 81)	250	853 858	734 558
в том числе:			
займы, предоставленные организациям на срок менее 12 месяцев	251	231 227	516 196
прочие краткосрочные финансовые вложения	252	622 631	218 362
Денежные средства	260	295 883	98 358
в том числе:			
касса (50)	261	2 793	3 126
расчетные счета (51)	262	273 887	83 604
валютные счета (52)	263	13 566	6 783
прочие денежные средства (55, 57)	264	5 637	4 845
Прочие оборотные активы	270		
ИТОГО по разделу II	290	1 615 946	1 491 271
БАЛАНС (сумма строк 190 + 290)	300	2 323 412	2 600 917

ПАССИВ	Код строки	На начало отчетного периода	На конец отчетного периода
1	2	3	4
III. КАПИТАЛЫ И РЕЗЕРВЫ			
Уставный капитал (80)	410	60 000	60 000
Собственные акции, выкупленные у акционеров	411	–	(76 856)
Добавочный капитал (83)	420	25 158	25 158
Резервный капитал (82)	430	9 000	9 000
в том числе:			
резервы, образов. в соответствии с законодательством	431	9 000	9 000
резервы, образов. в соответствии с учредит. документами	432		
Нераспределенная прибыль (непокрытый убыток)	470	1 688 948	2 115 994
Доля меньшинства	471	–	–
ИТОГО по разделу III	490	1 783 106	2 133 296
IV. ДОЛГОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА			
Займы и кредиты (67)	510	–	–
в том числе:			
кредиты банков, подлежащие погашению в течение 12 месяцев после отчетной даты	511	–	–
Займы, подлежащие погашению более чем через 12 мес. после отчетной даты	512	–	–
Отложенные налоговые обязательства	515	9 508	5 043
Прочие долгосрочные обязательства	520		
ИТОГО по разделу IV	590	9 508	5 043

ПАССИВ	Код строки	На начало отчетного периода	На конец отчетного периода
1	2	3	4
V. КРАТКОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА			
Займы и кредиты (66)	610	203 000	–
в том числе:			
кредиты банков, подлеж. погашению в течение 12 месяцев после отчетной даты	611	203 000	–
займы, подлежащие погашению в течение 12 мес. после отчетной даты	612	–	–
Кредиторская задолженность	620	275 321	424 278
в том числе:			
поставщики и подрядчики (60, 76)	621	222 633	245 122
задолженность перед персоналом организации (70)	622	12 820	–
задолженность перед государствен. внебюджет. фондами (69)	623	2 347	–
задолженность по налогам и сборам (68)	624	18 556	13 943
прочие кредиторы	625	927	76 803
векселя к уплате	626	–	–
задолженность перед дочерними и зависимыми об-ми	627	1 735	14 275
авансы полученные (62)	628	16 303	74 135
Задолженность участникам (учредителям) по выплате доходов (75)	630	9 225	2 215
Доходы будущих периодов (98)	640	43 252	36 085
Резервы предстоящих расходов (96)	650	–	–
Прочие краткосрочные обязательства	660	–	–
ИТОГО по разделу V	690	530 798	462 578
БАЛАНС (сумма строк 490 + 590 + 690)	700	2 323 412	2 600 917

СПРАВКА О НАЛИЧИИ ЦЕННОСТЕЙ, УЧИТЫВАЕМЫХ НА ЗАБАЛАНСОВЫХ СЧЕТАХ

Наименование показателя	Код строки	На начало отчетного периода	На конец отчетного периода
1	2	3	4
Арендованные основные средства (001)	910	3 274 713	3 274 713
в том числе по лизингу	911		
Товарно-мат. ценности, принятые на ответств. хранение (002)	920	157	86
Товары, принятые на комиссию (004)	930	80 301	78 264
Списанная в убыток задолженность неплатежеспособных дебиторов (007)	940	4 472	19 915
Обеспечение обязательств и платежей полученные (008)	950	–	–
Обеспечение обязательств и платежей выданные (009)	960	–	–
Износ жилищного фонда	970		
Износ объектов внешнего благоустр. и др. аналогичных объектов	980		
Нематериальные активы, полученные в пользование	990		
ОС до 10 000 руб. (012); МПЗ к учету (013); предметы б/у к учету (014)	991	24 230	20 136
Бланки строгой отчетности	992	–	108

ОТЧЕТ О ПРИБЫЛЯХ И УБЫТКАХ
НА 31 ДЕКАБРЯ 2004 г.

Наименование показателя	Код стр.	За отчетный период	За аналогичный период предыдущего года
1	2	3	4
I. ДОХОДЫ И РАСХОДЫ ПО ОБЫЧНЫМ ВИДАМ ДЕЯТЕЛЬНОСТИ			
Выручка (нетто) от продажи товаров, продукции, работ, услуг (за минусом налога НДС, акцизов и аналог. обязат. платежей, в т.ч.	010	2 241 207	2 651 462
От продажи товаров, продукции	011	1 108 508	1 725 423
От аренды собственных площадей и субаренды	012	1 118 315	911 185
От реализации услуг	013	14 384	14 854
Себестоимость реализ. товаров, продукции, работ, услуг, в т.ч.:	020	847 311	1 381 002
От продажи товаров, продукции	021	830 469	1 363 560
От аренды собственных площадей и субаренды	022	–	–
От реализации услуг	023	16 842	17 442
Валовая прибыль	029	1 393 896	1 270 460
Коммерческие расходы	030	584 149	629 411
Управленческие расходы	040	281 578	216 188
Прибыль (убыток) от продаж (строки (010 – 020 – 030 – 040)	050	528 169	424 861
II. ПРОЧИЕ ДОХОДЫ И РАСХОДЫ			
Проценты к получению	060	4 686	5 719
Проценты к уплате	070	7 922	116
Доходы от участия в других организациях	080	601	4 263
Прочие операционные доходы	090	666 034	1 460 545
Прочие операционные расходы	100	632 861	1 362 791
Прочие внереализационные доходы	120	60 572	48 884
Прочие внереализационные расходы	130	52 129	144 748
III ПРИБЫЛЬ (УБЫТОК) ДО НАЛОГООБЛОЖЕНИЯ	140	567 150	436 617
Отложенный налоговый актив	141	– 14	158
Отложенное налоговое обязательство	142	1 872	9 508
Текущий налог на прибыль	150	143 981	125 597
IV. ЧИСТАЯ ПРИБЫЛЬ (УБЫТОК) ОТЧЕТНОГО ПЕРИОДА	190	421 283	301 670
СПРАВОЧНО.			
Доля меньшинства	195		
Постоянное налоговое обязательство	200	1 643	30 790
Базовая прибыль(убыток) на акцию			
Разводненная прибыль (убыток) на акцию			

РАСШИФРОВКА ОТДЕЛЬНЫХ ПРИБЫЛЕЙ И УБЫТКОВ

Наименование показателя	Код	За отчетный период		За предыдущий период	
		Прибыль	Убыток	Прибыль	Убыток
1	2	3	4	5	6
Штрафы, пени и неустойки, признанные или по которым получены решения суда (арбитражного суда) об их взыскании	210		81		244
Прибыль (убыток) прошлых лет	220	4 978	2 503	1 398	4 934
Возмещение убытков, причиненных неисполнением или ненадлежащим исполнением обязательств	230	378	–	86	106
Курсовые разницы по операциям в иностранной валюте	240	1 759	3 375	7 697	17 022
Отчисления в оценочные резервы	250	Х	2 582	Х	17 950
Списание дебиторских и кредиторских задолженностей, по которым истек срок исковой давности	260	3 546	84	2 890	4 461
	270				

ОТЧЕТ ОБ ИЗМЕНЕНИЯХ КАПИТАЛА
ЗА 2004 г.

I. ИЗМЕНЕНИЕ КАПИТАЛА

Показатель: Наименование	Код	Уставный капитал	Добавочный капитал	Резервный капитал	Нераспределенная прибыль (непокрытый убыток)	Итого
1	2	3	4	5	6	7
Остаток на 31 декабря года, предшествующего предыдущему		60 000	153 946	9 000	1 258 490	1 481 436
2003 (предыдущий год)						
Изменения в учетной политике		x	x	x	–	–
Результат от переоценки объектов основных средств		x	–	x	–	–
Остаток на 1 января предыдущего года		60 000	153 946	9 000	1 258 490	1 481 436
Результат от пересчета иностранных валют		x		x	–	–
Чистая прибыль		x	x	x	301 670	301 670
Дивиденды		x	x	x	–	–
Отчисления в резервный фонд	110	x	x	–	–	–
Увеличение величины капитала за счет:						
дополнительного выпуска акций	121	–	x	x	x	–
увеличения номинальной стоимости акций	122	–	x	x	x	–
Реорганизации юридического лица	123	–	x	x	x	–
Уменьшение величины капитала за счет:						
уменьшения номинала акций	131	–	x	x	x	–
уменьшения количества акций	132	–	x	x	x	–
Реорганизации юридического лица	133	–	x	x	–	–

Показатель Наименование	Код	Уставный капитал	Добавочный капитал	Резервный капитал	Нераспределенная прибыль (непокрытый убыток)	Итого
1	2	3	4	5	6	7
Остаток на 31 декабря предыдущего года		60 000	153 946	9 000	1 560 160	1 783 106
2004 (отчетный год)						
Изменения в учетной политике		х	х	х	–	–
Результат от переоценки объектов основных средств		х		х	–	–
Капитализация прибыли			(128 788)		128 788	
Остаток на 1 января отчетного года	100	60 000	25 158	9 000	1 688 948	1 783 106
Результат от пересчета иностранных валют		х		х	х	–
Чистая прибыль		х	х	х	421 283	421 283
Дивиденды		х	х	х		
Отчисления в резервный фонд		х	х	–	–	–
Увеличение величины капитала за счет:						
дополнительного выпуска акций			х	х	х	–
увеличения номинальной стоимости акций			х	х	х	–
Реорганизации юридического лица			х	х	–	–
Уменьшение величины капитала за счет:						
уменьшения номинала акций			х	х	х	–
уменьшения количества акций			х	х	х	–
Реорганизации юридического лица			х	х	–	–
Перерасчет прибыли прошлых лет					5 763	
Остаток на 31 декабря отчетного года	140	60 000	25 158	9 000	2 115 994	2 210 152

II. РЕЗЕРВЫ

Показатель Наименование	Код	Остаток	Поступило	Использовано	Остаток
1	2	3	4	5	6
РЕЗЕРВЫ, ОБРАЗОВАННЫЕ В СООТВЕТСТВИИ С ЗАКОНОДАТЕЛЬСТВОМ:					
резервный капитал (наименование резерва)					
данные предыдущего года		9 000	–	–	9 000
данные отчетного года		9 000	–	–	9 000
(наименование резерва)					
данные предыдущего года		–	–	–	–
данные отчетного года		–	–	–	–

Показатель Наименование	Код	Остаток	Поступило	Использовано	Остаток
1	2	3	4	5	6
РЕЗЕРВЫ, ОБРАЗОВАННЫЕ В СООТВЕТСТВИИ С УЧРЕДИТЕЛЬНЫМИ ДОКУМЕНТАМИ:					
______________ (наименование резерва)					
данные предыдущего года		–	–	–	–
данные отчетного года		–	–	–	–
______________ (наименование резерва)					
данные предыдущего года		–	–	–	–
данные отчетного года		–	–	–	–
ОЦЕНОЧНЫЕ РЕЗЕРВЫ:					
резерв сомнительных долгов (наименование резерва)					
данные предыдущего года		–	17 950	–	17 950
данные отчетного года		17 950	3	(15 371)	2 582
______________ (наименование резерва)					
данные предыдущего года					
данные отчетного года					
______________ (наименование резерва)					
данные предыдущего года					
данные отчетного года					
РЕЗЕРВЫ ПРЕДСТОЯЩИХ РАСХОДОВ:					
______________ (наименование резерва)					
данные предыдущего года					
данные отчетного года					
______________ (наименование резерва)					
данные предыдущего года					
данные отчетного года					

СПРАВКИ

Показатель		Остаток на начало отчетного года		Остаток на конец отчетного периода	
Наименование	Код				
1	2	3		4	
1) Чистые активы	200	1 814 810		2 163 016	
		Из бюджета		Из внебюджетных фондов	
		За отчетный год	За предыдущий год	За отчетный год	За предыдущий год
		3	4	5	6
2) Получено на:					
расходы по обычным видам деятельности — всего	210				
в т. ч.:	211				
капитальные вложения во внеоборотные активы	220				
в т. ч.:					

ОТЧЕТ О ДВИЖЕНИИ ДЕНЕЖНЫХ СРЕДСТВ
НА 31 ДЕКАБРЯ 2004 г.

Наименование показателя	Код стр.	За отчетный год	За аналогичный период предыдущего года
1	2	3	4
ОСТАТОК ДЕНЕЖНЫХ СРЕДСТВ НА НАЧАЛО ГОДА	110	291 082	256 536
ДВИЖЕНИЕ ДЕНЕЖНЫХ СРЕДСТВ ПО ТЕКУЩЕЙ ДЕЯТЕЛЬНОСТИ			
Средства, полученные от покупателей, заказчиков	120	1 680 099	2 719 592
прочие доходы	140	2 217 657	2 007 099
денежные средства, направленные:			
на оплату приобретенных товаров, оплату работ, услуг	150	(626 878)	(1 315 890)
на оплату труда	160	(232 493)	(252 932)
на выплату дивидендов, процентов	170	(4 198)	(1 577)
на расчеты по налогам и сборам	180	(397 506)	(386 610)
отчисления в государственные внебюджетные фонды	190	(68 021)	(67 619)
на прочие расходы	195	(2 418 894)	(2 356 517)
Чистые денежные средства от текущей деятельности	200	149 766	345 546
ДВИЖЕНИЕ ДЕНЕЖНЫХ СРЕДСТВ ПО ИНВЕСТИЦИОННОЙ ДЕЯТЕЛЬНОСТИ:			
Выручка от продажи объектов основных средств и иных внеоборотных активов	210	28 093	112 603
Выручка от продажи ценных бумаг и иных финансовых вложений	220	598 801	1 293 129
Полученные дивиденды	230	44	910
Полученные проценты	240	8 955	11 744
Поступления от погашения займов, предоставленных другим организациям	250	475	30 000

Наименование показателя	Код стр.	За отчетный год	За аналогичный период предыдущего года
1	2	3	4
Приобретение дочерних организаций	260	(–)	(250)
Приобретение объектов основных средств, доходных вложений в материальные ценности и нематериальных активов	270	(20 245)	(148 802)
Приобретение ценных бумаг и иных финансовых вложений	280	(80 000)	(1 595 739)
Займы, предоставленные другим организациям	290	(679 620)	(217 500)
Чистые денежные средства от инвестиционной деятельности	300	−143 497	−513 905
ДВИЖЕНИЕ ДЕНЕЖНЫХ СРЕДСТВ ПО ФИНАНСОВОЙ ДЕЯТЕЛЬНОСТИ			
Поступления от эмиссии акций или иных долевых бумаг	350	–	–
Поступления от займов и кредитов, предоставленных другими организациями	360		237 386
Поступления от погашения займов, предоставленных другим организациям	370		–
Приобретение ценных бумаг	380	(–)	(–)
Погашение займов и кредитов (без процентов)	390	(203 000)	(34 481)
Погашение обязательств по финансовой аренде	400	(–)	(–)
Займы, предоставленные другим организациям	410	(–)	(–)
Чистые денежные средства от финансовой деятельности	430	−203 000	202 905
Чистое увеличение (уменьшение) денежных средств и их эквивалентов	440	−196 731	34 546
4. ОСТАТОК ДЕНЕЖНЫХ СРЕДСТВ НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА	450	94 351	291 082
Величина влияния изменений курса иностранной валюты по отношению к рублю	460	−766	−4 549

ПРИЛОЖЕНИЕ К БУХГАЛТЕРСКОМУ БАЛАНСУ
ЗА 2004 ГОД

НЕМАТЕРИАЛЬНЫЕ АКТИВЫ

Показатель: Наименование	Код	Наличие на начало отчетного года	Поступило	Выбыло	Остаток на конец отчетного года
1	2	3	4	5	6
Объекты интеллектуальной собственности (исключительные права на результаты интеллектуальной собственности)	010	2 643	50	315	2 378
в том числе:					
у патентообладателя на изобретение, промышленный образец, полезную модель	011	–	–	–	–
у правообладателя на программы ЭВМ, базы данных	012	2 257	–	–	2 257
у правообладателя на топологии интегральных схем	013				
у владельца на товарный знак и знак обслуживания, наименование места происхождения товаров	014	386	50	315	121
у патентообладателя на селекционные достижения	015	–	–	–	–
Организационные расходы	020	–	–	–	–
Деловая репутация организации	030				
Прочие	040	–	–	–	–

Показатель: Наименование	Код	На начало отчетного года	На конец отчетного года
1	2	3	4
Амортизация нематериальных активов – всего	050	579	904
в т.ч.: программы ЭВМ		560	882
товарные знаки		19	22

ОСНОВНЫЕ СРЕДСТВА

Показатель: Наименование	Код	Наличие на начало отчетного года	Поступило	Выбыло	Наличие на конец отчетного периода
1	2	3	4	5	6
Здания		274 264	3 225	2 843	274 646
Сооружения и передаточные устройства		1 647	–	–	1 647
Машины и оборудование		356 711	35 113	21 481	370 343
Транспортные средства		6 798	40	4	6 834
Инвентарь		3 076	100	134	3 042
Рабочий скот		–	–	–	–
Продуктивный скот		–	–	–	–

Показатель		Наличие на начало отчетного года	Поступило	Выбыло	Наличие на конец отчетного периода
Наименование	Код				
1	2	3	4	5	6
Многолетние насаждения		–	–	–	–
Другие виды основных средств		174	142	2	314
Земельные участки и объекты природопользования		–	–	–	–
Капитальные вложения на коренное улучшение земель		–	–	–	–
Итого		642 670	38 620	24 464	656 826

Показатель		На начало отчетного года	На конец отчетного периода
Наименование	Код		
1	2	3	4
Амортизация основных средств – всего	140	117 358	154 245
в том числе:			
зданий и сооружений		34 360	37 831
машин, оборудования, транспортных средств		82 926	116 269
других		72	145
Передано в аренду объектов основных средств – всего		134 301	131 791
в том числе:			
здания		113 407	113 887
сооружения		18	18
оборудование		20 876	17 886
Переведено объектов основных средств на консервацию		–	–
Получено объектов основных средств в аренду – всего		3 274 713	3 274 713
в том числе:			
Объекты недвижимости, принятые в эксплуатацию и находящиеся в процессе государственной регистрации		–	–
СПРАВОЧНО. Результат от переоценки объектов основных средств:	Код	На начало отчетного года	На начало предыдущего года
	2	3	4
первоначальной (восстановительной) стоимости	171	–	–
амортизации	172	–	–
Изменение стоимости объектов основных средств в результате достройки, дооборудования, реконструкции, частичной ликвидации	Код	На начало отчетного года	На конец отчетного периода
	2	3	4

ДОХОДНЫЕ ВЛОЖЕНИЯ В МАТЕРИАЛЬНЫЕ ЦЕННОСТИ

Показатель: Наименование	Показатель: Код	Наличие на начало отчетного года	Поступило	Выбыло	Наличие на конец отчетного периода
1	2	3	4	5	6
Имущество для передачи в лизинг					
Имущество, предоставляемое по договору проката					
Прочие					
Итого					

	Код	На начало отчетного года	На конец отчетного периода
1	2	3	4
Амортизация доходных вложений в материальные ценности			

РАСХОДЫ НА НАУЧНО-ИССЛЕДОВАТЕЛЬСКИЕ, ОПЫТНО-КОНСТРУКТОРСКИЕ И ТЕХНОЛОГИЧЕСКИЕ РАБОТЫ

Виды работ: Наименование	Виды работ: Код	Наличие на начало отчетного года	Поступило	Списано	Наличие на конец отчетного года
1	2	3	4	5	6
Всего					
в том числе:					

СПРАВОЧНО.	Код	На начало отчетного года	На конец отчетного года
	2	3	4
Сумма расходов по незаконченным научно-исследовательским, опытно-конструкторским и технологическим работам			

	Код	За отчетный период	За аналогичный период предыдущего года
	2	3	4
Сумма не давших положительных результатов расходов по научно-исследовательским, опытно-конструкторским и технологическим работам, отнесенных на внереализационные расходы			

РАСХОДЫ НА ОСВОЕНИЕ ПРИРОДНЫХ РЕСУРСОВ

Показатель. Наименование	Код	Наличие на начало отчетного периода	Поступило	Списано	Остаток на конец отчетного периода
1	2	3	4	5	6
Расходы на освоение природных ресурсов – всего					
в том числе:					

СПРАВОЧНО.	Код	На начало отчетного года	На конец отчетного периода
	2	3	4
Сумма расходов по участкам недр, незаконченным поиском и оценкой месторождений, разведкой и (или) гидрогеологическими изысканиями и прочими аналогичными работами			
Сумма расходов на освоение природных ресурсов, отнесенных в отчетном периоде на внереализационные расходы как безрезультатные			

ФИНАНСОВЫЕ ВЛОЖЕНИЯ

Показатель		Долгосрочные		Краткосрочные	
Наименование	Код	На начало отчетного года	На конец отчетного года	На начало отчетного года	На конец отчетного года
1	2	3	4	5	6
Вклады в уставные (складочные) капиталы других организаций – всего		14 866	14 866	–	–
в том числе дочерних и зависимых хозяйственных обществ		14 866	14 866		
Государственные и муниципальные ценные бумаги		2 262	1 792	–	–
Ценные бумаги других организаций – всего		88 663	8 663	591 685	80 000
в том числе долговые ценные бумаги (облигации, векселя)		88 663	8 663	591 685	80 000
Предоставленные займы		3 625	532 800	231 227	516 196
Депозитные вклады		–	–	–	80 000
Прочие		–	–	30 946	58 362
Итого		109 416	558 121	853 858	734 558
Из общей суммы финансовые вложения, имеющие текущую рыночную стоимость: Вклады в уставные (складочные) капиталы других организаций – всего		–	–	–	–
в том числе дочерних и зависимых хозяйственных обществ		–	–	–	–
Государственные и муниципальные ценные бумаги		–	–	–	–
Ценные бумаги других организаций – всего		–	–	–	–
в том числе долговые ценные бумаги (облигации, векселя)		–	–	–	–
Прочие		–	–	30 946	58 362
Итого		–	–	30 946	58 362

Показатель		Долгосрочные		Краткосрочные	
Наименование	Код	На начало отчетного года	На конец отчетного года	На начало отчетного года	На конец отчетного года
1	2	3	4	5	6
СПРАВОЧНО.					
По финансовым вложениям, имеющим текущую рыночную стоимость, изменение стоимости в результате корректировки оценки		–	–	603	29 524
по долговым ценным бумагам разница между первоначальной стоимостью и номинальной стоимостью отнесена на финансовый результат отчетного периода		–	–	–	–

ДЕБИТОРСКАЯ И КРЕДИТОРСКАЯ ЗАДОЛЖЕННОСТЬ

Показатель		Остаток на начало отчетного года	Остаток на конец отчетного периода
Наименование	Код		
1	2	3	4
ДЕБИТОРСКАЯ ЗАДОЛЖЕННОСТЬ:			
Краткосрочная – всего		128 805	364 523
в том числе :			
расчеты с покупателями и заказчиками		25 458	28 649
авансы выданные		67 757	283 569
прочая		35 590	52 305
Долгосрочная – всего		3 685	1 425
в том числе:			
расчеты с покупателями и заказчиками		–	
авансы выданные		2 114	
прочая		1 571	1 425
Итого		132 490	365 948
КРЕДИТОРСКАЯ ЗАДОЛЖЕННОСТЬ:			
краткосрочная – всего		530 798	462 578
в том числе:			
расчеты с поставщиками и подрядчиками		222 633	245 122
авансы полученные		16 303	74 135
расчеты по налогам и сборам		18 556	13 943
кредиты		203 000	–
займы		–	–
прочая		70 306	129 378
Долгосрочная – всего		9 508	5 043
в том числе :			
кредиты		–	–
займы		–	–
отложенные налоговые обязательства		9 508	5 043
Итого		540 306	467 621

РАСХОДЫ ПО ОБЫЧНЫМ ВИДАМ ДЕЯТЕЛЬНОСТИ (ПО ЭЛЕМЕНТАМ ЗАТРАТ)

Показатель Наименование	Код	За отчетный год	За предыдущий год
1	2	3	4
Материальные затраты		847 311	1 381 002
Затраты на оплату труда		231 603	252 843
Отчисления на социальные нужды		66 497	70 469
Амортизация		48 398	50 629
Прочие затраты		519 229	471 658
Итого по элементам затрат		1 713 038	2 226 601
Изменение остатков (прирост [+], уменьшение [−]:			
незавершенного производства		+6 728	−13 556
расходов будущих периодов		−1 014	−3 794
резервов предстоящих расходов		−	−

ОБЕСПЕЧЕНИЯ

Показатель Наименование	Код	Остаток на начало отчетного года	Остаток на конец отчетного периода
1	2	3	4
ПОЛУЧЕННЫЕ — ВСЕГО		671 685	80 000
в том числе:			
векселя		671 685	80 000
Имущество, находящееся в залоге			
из него:			
объекты основных средств			
ценные бумаги и иные финансовые вложения			
прочее			
ВЫДАННЫЕ — ВСЕГО			
в том числе:			
векселя			
Имущество, переданное в залог			
из него:			
объекты основных средств			
ценные бумаги и иные финансовые вложения			
прочее			

ГОСУДАРСТВЕННАЯ ПОМОЩЬ

Показатель		Остаток на начало отчетного года		Остаток на конец отчетного периода	
Наименование	Код				
1	2	3		4	
Получено в отчетном году бюджетных средств — всего					
в том числе:					
		На начало отчетного года	Получено за отчетный период	Возвращено за отчетный период	На конец отчетного периода
Бюджетные кредиты — всего					
в том числе:					

ЗАКЛЮЧЕНИЕ РЕВИЗИОННОЙ КОМИССИИ ПО РЕЗУЛЬТАТАМ РАБОТЫ ОАО «ТД ГУМ» ЗА 2004 ГОД

Ревизионная комиссия отмечает, что бухгалтерская отчетность ОАО «ТД ГУМ» подготовлена в соответствии с Федеральным законом «О бухгалтерском учете» от 21 ноября 1996 года №129-ФЗ, «Положением о бухгалтерском учете и отчетности в Российской Федерации», утвержденным приказом Минфина РФ от 29 июля 1998 года №34н, Положением по бухгалтерскому учету «Учетная политика организации» (ПБУ 1/98), утвержденным приказом Минфина РФ от 9 декабря 1998 года №60н, Положением по бухгалтерскому учету «Бухгалтерская отчетность организации» (ПБУ 4/99), утвержденным приказом Минфина РФ от 6 июля 1999 года №43н и другими нормативными актами РФ, регулирующими порядок ведения бухгалтерского учета и составления бухгалтерской отчетности.

Основным источником доходов за 2004 год явилась выручка от:

- продажи товаров и продукции в сумме 1 108,5 млн. руб.;
- аренды собственных площадей и субаренды — 1 118,3 млн. руб.;
- реализации услуг на сумму 14,4 млн. руб.

Следует отметить, что за 2004 г. выручка от аренды собственных площадей и субаренды составила 49,9% от общей суммы выручки против 34,4% в 2003 году.

Коммерческие расходы в 2004 году по сравнению с прошлым годом уменьшились на 7,2% и составили 584,1 млн. руб. Их удельный вес в валовой прибыли снизился с 49,5% до 41,9%. Снижение было достигнуто в основном за счет статьи «Расходы по текущему и капитальному ремонту» на 63,2 млн. руб. или 52,5% по сравнению с 2003 г. в связи с сокращением объемов работ.

В то же время по ряду статей коммерческих расходов допущен рост по сравнению с 2003 г.:

- расходы на аренду основных средств возросли на 8,6 млн. руб. или 11,4% за счет увеличения арендуемых площадей;
- по расходам на содержание зданий и помещений рост составил 16,9 млн. руб. или 27%. Это, прежде всего, связано с увеличением расходов на коммунальные услуги за счет роста тарифов по теплу и увеличения тарифов по электроэнергии. Кроме того, произошло увеличение потребляемой мощности электроэнергии на 10% за счет увеличения количества салонов с кондиционированным воздухом;
- расходы на содержание охраны и милиции возросли на 2,9 млн. руб. или 20,3% за счет увеличения стоимости договоров за услуги охраны (включая повышение оплаты ООО ЧОП «Ангел»);
- расходы на рекламу возросли на 26,7 млн. руб. или в 2,5 раза в связи с проведением большой рекламной кампании в ноябре–декабре 2004 г.

Управленческие расходы в 2004 году по сравнению с прошлым годом увеличились на 30,2% и составили 281,6 млн. руб. Рост расходов обусловлен оплатой Управляющей компании «Атлас Проджект Менеджмент Лимитед» расходов в течение всего 2004 г., в то время как в 2003 г. расходы Управляющей компании оплачивались начиная со 2-го полугодия.

За 2004 год прибыль до налогообложения составила 567,2 млн. руб. и возросла по сравнению с прошлым годом на 130,5 млн. руб. или на 29,9%.

После начисления налогов и иных обязательных платежей чистая прибыль (нераспределенная прибыль) отчетного года составила 421,3 млн. руб. и возросла по сравнению с 2003 г. на 119,6 млн. руб. или 39,7%.

В 2004 году в акционерном обществе была обеспечена сохранность материально-производственных запасов.

Дебиторская задолженность за 2004 год увеличилась на 233,5 млн. руб. или в 2,8 раза из-за роста текущей задолженности на 235,7 млн. руб.

Кредиторская задолженность на 31.12.2004 г. возросла по сравнению с данными на 31.12.2003 г. на 54,1% или 149,0 млн. руб. и составила 424,3 млн. руб.

За 2004 год собственные оборотные средства снизились на 52 млн. руб. или 4,8% и составили 1 023,7 млн. руб. по причине предоставления займов на срок более 12 месяцев.

В отчетном периоде Ревизионной комиссией рассмотрены результаты финансово-хозяйственной деятельности ОАО «ТД ГУМ» на отчетные даты. Проведен анализ внереализационных расходов, издержек обращения, состояния собственных оборотных средств, дебиторской и кредиторской задолженности.

В ходе проверки бухгалтерской отчетности ОАО «ТД ГУМ» внешним независимым аудитором ООО «ФинЭкспертиза», утвержденным решением общего собрания акционеров, бухгалтерией акционерного общества сделаны все исправительные проводки в отчете за 2004 год.

С учетом изложенного Ревизионная комиссия подтверждает достоверность баланса акционерного общества на 1 января 2005 года в сумме 2 600,9 млн. руб., годового отчета ОАО «ТД ГУМ», финансовую и имущественную устойчивость ОАО «ТД ГУМ».

Ревизионная комиссия рекомендует принять меры по наращиванию собственных оборотных средств, обеспечению своевременных расчетов с дебиторами и кредиторами.

Председатель
Ревизионной комиссии
ОАО «Торговый Дом ГУМ»
Маржанова Е. А.

АУДИТОРСКОЕ ЗАКЛЮЧЕНИЕ АУДИТОРСКО-КОНСАЛТИНГОВОЙ ГРУППЫ ООО «ФИНЭКСПЕРТИЗА» ПО ФИНАНСОВОЙ (БУХГАЛТЕРСКОЙ) ОТЧЕТНОСТИ ОАО «ТОРГОВЫЙ ДОМ ГУМ» ЗА 2004 ГОД

АУДИТОР

Наименование: Общество с ограниченной ответственностью «ФинЭкспертиза».

Место нахождения: 107078 Москва, Скорняжный пер., д. 1.

Свидетельство о государственной регистрации №937341 выдано 5 мая 1997 года Московской регистрационной палатой.

Лицензия на осуществление аудиторской деятельности №Е002588 выдана Министерством финансов Российской Федерации 6 ноября 2002 года сроком на пять лет.

Лицензия на осуществление работ, связанных с использованием сведений, составляющих государственную тайну, Б 329021 рег. №5797 от 23.03.04 г. сроком до 16.12.2007 г.

Аудитор является членом Московской аудиторской палаты и Национальной Федерации Консультантов и Аудиторов.

АУДИРУЕМОЕ ЛИЦО

Полное наименование: Открытое акционерное общество «Торговый Дом ГУМ».

Сокращенное наименование: ОАО «ТД ГУМ».

Место нахождения: 109012 г. Москва, Красная пл., д. 3.

Свидетельство о государственной регистрации: №000457 выдано Московской регистрационной палатой 6.12.1990 г.

Мы провели аудит финансовой (бухгалтерской) отчетности ОАО «ТД ГУМ» за период с 1.01.2004 года по 31.12.2004 года включительно.

Финансовая (бухгалтерская) отчетность ОАО «ТД ГУМ» состоит из:

- бухгалтерского баланса;
- отчета о прибылях и убытках;
- приложений к бухгалтерскому балансу и отчету о прибылях и убытках;
- пояснительной записки.

Ответственность за подготовку и представление этой финансовой (бухгалтерской) отчетности несет исполнительный орган ОАО «ТД ГУМ».

Наша обязанность заключается в том, чтобы выразить мнение о достоверности во всех существенных отношениях данной отчетности и соответствии порядка ведения бухгалтерского учета законодательству Российской Федерации на основе проведенного аудита.

Мы провели аудит в соответствии с:

- Федеральным законом «Об аудиторской деятельности»;
- Федеральными правилами (стандартами) аудиторской деятельности (утверждены постановлением Правительства РФ от 23 сентября 2002 года №696 «Об утверждении федеральных правил (стандартов) аудиторской деятельности»);
- Внутренними правилами (стандартами) аудиторской деятельности Московской аудиторской палаты;
- Внутренними стандартами аудиторской деятельности ООО «ФинЭкспертиза».

Аудит планировался и проводился таким образом, чтобы получить разумную уверенность в том, что финансовая (бухгалтерская) отчетность не содержит существенных искажений.

Аудит проводился на выборочной основе и включал в себя изучение на основе тестирования доказательств, подтверждающих значение и раскрытие в финансовой (бухгалтерской) отчетности информации о финансово-хозяйственной деятельности, оценку принципов и методов бухгалтерского учета, правил подготовки финансовой (бухгалтерской) отчетности, определение главных оценочных значений, полученных руководством ОАО «ТД ГУМ», а также оценку общего представления о финансовой (бухгалтерской) отчетности.

Мы полагаем, что проведенный аудит предоставляет достаточные основания для выражения нашего мнения о достоверности во всех существенных отношениях финансовой (бухгалтерской) отчетности и соответствии порядка ведения бухгалтерского учета законодательству Российской Федерации.

По нашему мнению, финансовая (бухгалтерская) отчетность ОАО «ТД ГУМ» отражает достоверно во всех существенных отношениях финансовое положение на 31.12.2004 года и результаты финансово-хозяйственной деятельности за период с 1.01.2004 года по 31.12.2004 года включительно.

17 марта 2005 г.

Генеральный директор
ООО «ФинЭкспертиза»
г-жа Трубникова Е.А.

Руководитель
аудиторской проверки
г-н Морозов Д.Ф.


ФинЭкспертиза
МОСКВА

Квалификационный аттестат в области общего аудита К001669 выдан ЦАЛАК МФ РФ 26.12.1996 г. с 20.12.2002 г. без ограничения срока.






L'ORÉAL
PARIS


JSC «GUM TRADING HOUSE»
ГУМ
МОСКВА

2004

Annual Report

Moscow — 2005



TABLE OF CONTENTS:


1890—1893

ADDRESS OF THE MANAGING DIRECTOR OF OPEN JSC "GUM TRADING HOUSE" TO THE SHAREHOLDERS



Dear Shareholders,

A reporting period became the period of rethinking the strategical and tactical aspects of the company's business taking into account the changes which were formed in the market.

First of all, it related to concentration of the efforts aimed at implementing thesis "GUM is the Country's Main Department Store", which, in our opinion, is the main competitive advantage opening a big field of activity. For this purpose, we took a physical inventory of all the company's available projects and made adequate conclusions.

The main aspects of the business for the past period included adjustment of presentation of different groups of goods and relevant world trade marks in the premises of Department Store "GUM in Red Square" in accordance with the strategy of modifying the GUM, approved by the Board of Directors.

Thus, on the one hand, we managed to form at a qualitatively new level a line of selling goods for sport and active rest in co-operation with such operators, as Puma, Reebok, Nike, Intersport, and flagship shop Adidas is next. Apart from this, we carry on forming the first line of the GUM, presenting the more exclusive trade marks. During the reporting period new shops — Louis Vuitton, Moschino, Corneliani, Christian Dior, Burberry, Woolford, Sonia Rykiel — were open.

To the number of our achievements we can refer the solution of the issue relating to the premises of the fourth building enclosure of the "GUM in Red Square" . More than half a century they had belonged to the printing office "Izvestia". We managed to make a long-term lease agreement for the above mentioned premises and, therefore, from the viewpoints of geography and sense, to complete the ensemble of the Upper Trading Rows, which in future would require from us serious efforts both from the commercial and financial aspects to transform them in the floorspaces.

At the same time the development strategy of regional network "Stylish City" did not justify the hopes which we had pinned on it, which resulted in the decision on inexpidiency of future investments in this project and adequate need of making decisions on further running of the units.

In the past year the competition in the market of retail sale, rendering services to population has aggravated, operators of floorspaces both in the centre of Moscow and in the outlying districts became more active.

Currently, the main task is a need of adjusted positioning of the GUM strategically and use of innovative commercial and marketing developments to draw a customer flow by the most well-known address in Russia: Moscow, Red Square, GUM.

With thanks for your cooperation.

Managing Director of
Open JSC "GUM Trading House",
T.V. Guguberidze

REPORT OF THE BOARD OF DIRECTORS AND THE MANAGING BOARD OF OPEN JSC "GUM TRADING HOUSE"

COMPOSITION OF THE BOARD OF DIRECTORS OF OPEN JSC "GUM TRADING HOUSE"

ELECTED BY THE GENERAL MEETING OF SHAREHOLDERS IN JUNE 23, 2004

Name	Position
Bernstam, Ye.S.	Managing Partner, Commercial Bank "Neftyanoy". The share in the issuer's authorized capital: no share
Vechkanov, V.L.	President, Deputy Chairman of the Board of Directors of Open JSC "GUM Trading House". The share in the issuer's authorized capital: 0,002%
Guguberidze, T.V.	Managing Director, Chairman of the Board of Directors of Open JSC "GUM Trading House". The share in the issuer's authorized capital: no share
Karakhanyan, S.G.	Lawyer, Moscow Collegium of Advocates "Barshevsky and Partners". The share in the issuer's authorized capital: no share
Kusnirovich, M.E.	Chairman of the Board of Directors, Closed JSC MMD "VOSTOK I ZAPAD" (EAST AND WEST). The share in the issuer's authorized capital: no share
Nakhmanovich, Ya.	Director, Company "ATLAS PROJECT MANAGEMENT LIMITED" The share in the issuer's authorized capital: has no share
Poluikhov, A.A.	Chairman of the Board of Directors, Limited Liability Company "Investment Company "Praktika" (Practice). The share in the issuer's authorized capital: no share
Rappoport, A.	Lawyer, Collegium of advocates "Moscow City Collegium of Advocates", Law firm "Rappoport and Partners". The share in the issuer's authorized capital: no share
Skvortsov, A.Yu.	Head of the representative office, the representative office of Company "ATLAS PROJECT MANAGEMENT LIMITED". The share in the issuer's authorized capital: 0,0003%
Sokolovskyi, V.I.	Chief, the Main Office of protection of monuments of Moscow. The share in the issuer's authorized capital: 0,002%
Terentiev, L.A.	Director General, Open JSC MK "STS". The share in the issuer's authorized capital: no share
Tyagachev, LV.	President, Russia's Olympic Committee. The share in the issuer's authorized capital: no share
Khasis, L.A.	Lawyer, Law Board of Moscow. The share in the issuer's authorized capital: no share
Chemerisov, S.A.	Director General, Closed JSC "TVK "Aviapark". The share in the issuer's authorized capital: no share
Chernovalov, P.V.	Director, Company "ATLAS PROJECT MANAGEMENT LIMITED". The share in the issuer's authorized capital: no share

COMPOSITION OF THE MANAGING BOARD OF OPEN JSC "GUM TRADING HOUSE"

ELECTED BY THE BOARD OF DIRECTORS OF OPEN JSC "GUM TRADING HOUSE" IN DECEMBER 8, 2004

Name	Position
Vechkanov, V.L.	President, Deputy Chairman of the Board of Directors of Open JSC "GUM Trading House". The share in the issuer's authorized capital: 0.002%
Kirpicheva, L.M.	Financial Director of Open JSC "GUM Trading House". The share in the issuer's authorized capital: no share
Rusakov, A.S.	Director on Legal Issues of Open JSC "GUM Trading House". The share in the issuer's authorized capital: no share
Skvortsov, A. Yu.	Head of the representative office, the representative office of Company"ATLAS PROJECT MANAGEMENT LIMITED". The share in the issuer's authorized capital: 0,0003%
Trento, Paolo	Chairman of the Board of Directors, Plastimoda. The share in the issuer's authorized capital: no share
Shpitonov, I.M.	Administrative Director of Open JSC "GUM Trading House". The share in the issuer's authorized capital: no share

At the same time, in accordance with Article 69, paragraph 1, of the Federal Law "On Joint-stock Companies" a person performing the functions of an individual executive body shall also perform the functions of the Chairman of Collegial executive body (Managing Board). Guguberidze, T.V. performs the functions of the Chairman of the Managing Body of Open JSC "GUM Trading House".

Managing Company "ATLAS PROJECT MANAGEMENT LIMITED" performs the functions of an individual executive body. Currently, Guguberidze, T.V. represents Managing Company "ATLAS PROJECT MANAGEMENT LIMITED" in Open JSC "GUM Trading House".

Sole Managing Company: Name: ATLAS PROJECT MANAGEMENT LIMITED. Location: Palladium House, 1/4 Argill Street, London W1V 2LD, United Kingdom. Postal address: 3 /2/2/1 Red square, Moscow 109012.

BRIEF INFORMATION ABOUT THE MEMBERS OF THE BOARD OF DIRECTORS OF OPEN JSC "GUM TRADING HOUSE"

1. Bernstam, Yevgeny Semenovich
Year of birth: 1957
Education : Higher — Dagestan State University — 1979, Moscow State University — postgraduate studies — 1984;
Positions during the last 5 years:
Period: 1999–2003
Organization: Open JSC "ALFA-BANK"
Business: Banking
Position: First Deputy of the Chairman of the Managing Board
Period: 2003–2004
Organization: Limited Liability Company "Ferroalloy Alliance"
Business: Metallurgy
Position: Chief Business-Consultant
Period: 2004
Organization: Open JSC ACB "AUTOBANK -NIKOIL"
Business: Banking
Position: First Vice-President
Period: 2004 — currently
Organization: Commercial Bank "Neftyanoy"
Business: Banking
Position: Managing Partner

2. Vechkanov Viacheslav Leonidovich
Year of birth: 1947
Education: Higher — Moscow Financial Insitute — 1970, Academy of National Economy at the USSR Soviet of Ministers — 1985;
Positions during the last 5 years:
Period: 1995–2002
Organization: Open JSC "GUM Trading House"
Business: Commercial
Position: President, Chairman of the Managing Board
Period: 2002–2003
Organization: Open JSC "GUM Trading House"
Business: Commercial
Position: Director General, President of the Managing Board
Period: 2003 –2004
Organization: Open JSC "GUM Trading House"
Business: Commercial
Position: President, member of the Managing Board
Period: 2004 — currently
Organization: Open JSC "GUM Trading House"
Business: Commercial
Position: President, Deputy Chairman of the Board of Directors, member of the Managing Board

3. Guguberidze Teymuraz Vladimirovich
Year of birth: 1973
Education: Higher — Abkhazian State University — 1992; Tbilisi Humanitarian and Economic Insitute — 1998;
Positions during the last 5 years:
Period: 1998–2004
Organization: Closed JSC "VED MMD "EAST and WEST"
Business: Commercial
Position: Commercial Director
Period: 2001–2003
Organization: Open JSC "Fialka El"
Business: trade
Position: Director General
Period: 2003–2004
Organization: Limited Liability Company "Monomark "Bosco"
Business: Commercial
Position: Director General
Period: 2003–2004
Organization: Limited Liability Company "Sporting Goods Bosco"
Business: Commercial
Position: Director General
Period: 2004–2004

Organization: Representative Office of Company "ATLAS PROJECT MANAGEMENT LIMITED"
Business: Investments and Management Services
Position: Deputy Managing Director
Period: 2004 — currently
Organization: Open JSC "GUM Trading House"
Business: Commercial
Position: Managing Director, Chairman of the Managing Board

4. Karakhanyan Samvel Gurgenovich
Year of birth: 1960
Education: Higher — Candidate of Legal Sciences, Yerevan Polytechnical Institute, Moscow Legal Academy — 1994;
Positions during the last 5 years:
Period: 1999–2003
Organization: Moscow City Collegium of Advocates
Business: Advocatory
Position: Lawyer
Period: 2003— currently
Organization: Moscow Collegium of Advocates "Barshevsky and Partners"
Business: Advocatory
Position: Lawyer

5. Kusnirovich Mikhail Ernestovich
Year of birth: 1966
Education: Higher — Russia's Chemical — engineering University named after D.I. Mendeleyev — 1989;
Positions during the last 5 years:
Period:
Organization: Closed JSC MMD "EAST and WEST"
Business: Commercial
Position: President of the Board of Directors

6. Nakhmanovich Yakov
Year of birth: 1952
Education: Higher — LIEI named after Tolyatti — 1975;
Positions during the last 5 years:
Period: 1999 — currently
Organization: Company "Darnel International Inc."
Business: Investment
Position: President, Vice-President
Period: 2001 — currently
Organization: Company "ATLAS PROJECT MANAGEMENT LIMITED"
Business: Investments and Management Services
Position: Director
Period: from 10.04.2004–30.11.2004
Organization: Representative Office of Company "ATLAS PROJECT MANAGEMENT LIMITED"
Business: Rendering management services
Position: Head of the Representative Office

7. Polukhov Alexander Alexandrovich
Year of birth: 1952
Education: Higher — Moscow Financial Institute — 1974.;
Positions during the last 5 years:
Period: 1998 — currently
Organization: Limited Liability Company "Investment Company "Practice"
Business: Investment
Position: President of the Managing Board

8. Rappoport Alexander
Year of birth: 1959
Education: Higher — All-Union Legal Correspondence Insitute, Moscow Evening Department;
Positions during the last 5 years:
Period: 2000–2001
Organization: Investment Bank "Robert Fleming", Investment Bank "Chase Securities"
Business: Banking
Position: Vice-President, senior Vice-president
Period: 2001–2002
Organization: Investment Bank "Auerbakh Greison Rappoport"
Business: Banking
Position: Vice-president, Managing Director
Period: 2002–2003
Organization: Investment Company "Standard Advices"
Business: Investment
Position: President of the Managing Board
Period: 2004— currently
Organization: Collegium of advocates "Moscow City Collegium of Advocates", Law Firm "Rappoport and Partners"
Business: Advocatory
Position: Lawyer

9. Skvortsov Alexey Yuvenalievich
Year of birth: 1968
Education: Higher — Moscow Engineering and Physical Institute — 1993, Moscow International Higher School of Business (MMVSHB) "MIRBIS" — 2003;
Positions during the last 5 years:
Period: 2000–2001
Organization: Limited Liability Company "Mining Leasing Company"
Business: Banking
Position: Financial Manager
Period: 2001–2002
Organization: Joint-stock commercial bank "Prominvestbank"
Business: Banking

Position: Chief of the Department of investment and leasing projects
Period: 2002–2002
Organization: Limited Liability Company "Mining Leasing Company"
Business: Mining Industry
Position: Financial Manager
Period: 2003–2003
Organization: Limited Liability Company "Agger Techniques"
Business : Commercial
Position: Treasurer
Period: 2003— currently
Organization: Limited Liability Company "GUM-PROJECT"
Business: Investment
Position: General Director
Period: 2004–30.11.2004
Organization: Representative Office of Company "ATLAS PROJECT MANAGEMENT LIMITED"
Business: Investments and Management Services
Position: Manager on Economics
Period: from 30.11.2004— currently
Organization: Representative Office of Company "ATLAS PROJECT MANAGEMENT LIMITED"
Business: Investments and Management Services
Position: Head of the Representative Office

10. Sokolovskyi Vladimir Ilyich
Year of birth: 1947
Education: Higher — Doctor of Economics, Moscow Architectural Institute — 1971, Academy of Restoration, 1998;
Positions during the last 5 years:
Period: 1999–2001
Organization: Main Office of Protection of Monuments in Moscow
Business: Control over protection and use of the historical and cultural monuments referred to Moscow and the monuments of federal significance located in Moscow
Position: First Deputy General Director
Period: 2001 — currently
Organization: Main Office of protection of the monuments in Moscow
Business: Control over protection and use of the historical and cultural monuments of Moscow and the monuments of federal significance located in Moscow
Position: Director

11. Terentiev Leonid Alexandrovich
Year of birth: 1959
Education: Higher — Kuibysheb Aviation Institute — 1983, Financial Academy — 1995 г;
Positions during the last 5 years:
Period: 1998–2004
Organization: Open JSC International Consortium "Average Transport Aircraft"
Business: Creation, series production, marketing, sales and post-sales maintenance of aerotecnics
Position: General Director
Period: 2003–2004
Organization: Closed JSC "GUM-Trust"
Business: Investment
Position: General Director
Period: 2003–2004
Organization: Closed JSC "Stylish City"
Business: Investment
Position: General Director
Period: 2004–2004
Organization: Representative Office of Company "ATLAS PROJECT MANAGEMENT LIMITED"
Business: Investments and Management Services
Position: Director on the Business Development
Period: 2004 — currently
Organization: Open JSC International Consortium "Average Transport Aircraft"
Business: Creation, series production, marketing, sales and post-sales maintenance of aerotecnics
Position: General Director

12. Tyagachev Leonid Vasilievich
Year of birth: 1946
Education: Higher — Moscow Regional Pedagogical Institute — 1970;
Positions during the last 5 years:
Period: 2004— currently
Organization: Russia's Olympic Committee
Business: in the area of sport
Position: President

13. Khasis Lev Aronovich
Year of birth: 1966
Education: Higher — Candidate of Technical Sciences, Candidate of legal sciences, Kuibyshev aviation institute — 1989, Financial Academy — 1995, University of Russia's Ministry of Interiror — 2001;
Positions during the last 5 years:
Period: 1999–2002
Organization: Closed JSC "Perekrestok Trading House"
Business: Commercial
Position: Member of the Board of Directors
Period: 2001–2003
Organization: Open JSC "TSUM Trading House"
Business: Commercial
Position: President of the Board of Directors
Period: 2003–2004
Organization: The JSC "GUM Trading House"

Business: Commercial
Position: President of the Board of Directors
Period: 2002 — currently
Organization: Closed JSC "Perekrestok Trading House"
Business: Commercial
Position: President of the Board of Directors
Period: 2002–2003
Organization: Collegium of advocates"Moscow Legal Center"
Business: Legal
Position: Lawyer
Period: April, 2003–2004
Organization: Moscow City Collegium of Advocates
Business: Legal
Position: Lawyer
Period: December, 2004 — currently
Organization: Moscow Law Board
Business: Legal
Position: Lawyer

14. Chemerisov Sergey Anatolievich
Year of birth: 1964
Education: Higher— Kuibyshev Polytechnical Institute — 1986; Samara Economic Academy — 2003;
Positions during the last 5 years:
Period: 1997–2001
Organization: Closed JSC Corporation "Tochka Opory"
Business: Investment
Position: General Director
Period: 2001–2002
Organization: Open JSC " Group DARNEL"
Business: Transactions with real estate
Position: General Director
Period: 2002–2002
Organization: Open JSC "TSUM Trading House"
Business: Commercial
Position: Deputy General Director
Period: 2002–2003
Organization: JSC "GUM Trading House"
Business: Commercial
Position: Managing Director
Period: 2003–2004
Organization: Company "ATLAS PROJECT MANAGEMENT LIMITED COMPANY"
Business: Investments and Management Services
Position: Director
Period: 2004–2004
Organization: Limited Liability Company "Forward-Group"
Business: Investment
Position: General Director
Period: 2004 — currently
Organization: Closed JSC TVK "Aviapark"
Business: Investments in real estate
Position: General Director

15. Chernovalov Pavel Viktorovich
Year of birth: 1963
Education: Higher — Candidate of Legal Sciences, Moscow Higher Technical School (MVTU) named after Bauman — 1987, Academy of Economy and Law — 2001;
Positions during the last 5 years:
Period: 2001–2002
Organization: Trade Complex "Agroprodtorg 2000"
Business: Commercial
Position: Arbitration Manager
Period: 2002–2004
Organization: Closed JSC " MNBK"
Business: Information
Position: President of Liquidation Commission
Period: 2004 — currently
Organization: Company "ATLAS PROJECT MANAGEMENT LIMITED"
Business: Investments and Management Services
Position: Director

BRIEF INFORMATION ABOUT THE MEMBERS OF THE COLLEGIAL EXECUTIVE BODY (MANAGING BOARD) OF OPEN JSC "GUM TRADING HOUSE"

1. Vechkanov Viacheslav Leonidovich
Year of birth: 1947
Education: Higher — Moscow Financial Insitute — 1970, Academy of National Economy at the USSR Soviet of Ministers — 1985;
Positions during the last 5 years:
Period: 1995–2002
Organization: JSC "GUM Trading House"
Business: Commercial
Position: President, Chairman of the Board of Directors
Period: 2002–2003
Organization: JSC "GUM Trading House"
Business: Commercial
Position: General Director, President of the Managing Board
Period: 2003–2004
Organization: Open JSC "GUM Trading House"
Business: Commercial
Position: President, member of the Managing Board
Period: 2004 — currently
Organization: Open JSC "GUM Trading House"
Business: Commercial
Position: President, Deputy Chairman of the Board of Directors

2. Kirpicheva Luidmila Mikhailovna
Year of birth: 1961
Education: Higher — Correspondence Institute of the Soviet Trade — 1984;
Positions during the last 5 years:
Period: 1995–2002
Organization: Closed JSC "GUM-Trust"
Business: Investment
Position: General Director
Period: 1999–2003
Organization: Open JSC "GUM Trading House"
Business: Commercial
Position: Vice-president, Deputy Director General on Finances
Period: 2003 — currently
Organization: Open JSC "GUM Trading House"
Business: Commercial
Position: Financial Manager

3. Rusakov Alexei Sergeyevich
Year of birth: 1976
Education: Higher — Moscow Academy of Economics and Law — 1999;
Positions during the last 5 years:
Period: 2000–2003
Organization: Open JSC "GUM Trading House"
Business: Commercial
Position: Chief of the Legal Department
Period: 2003 — currently
Organization: Open JSC "GUM Trading House"
Business: Commercial
Position: Manager on Legal Issues

4. Skvortsov Alexey Yuvenalievich
Year of birth: 1968
Education: Higher — Moscow Engineering and Physical Institute (MIFI) — 1993, Moscow International Higher School of Business (MMVSHB) "MIRBIS" — 2003;
Positions during the last 5 years:
Period: 2000–2001
Organization: Limited Liability Company "Mining Leasing Company"
Business: Banking
Position: Financial Manager
Period: 2001–2002
Organization: Joint-stock commercial bank "Prominvestbank"
Business: Banking
Position: Chief of the Department of investment and leasing projects
Period: 2002–2002
Organization: Limited Liability Company "Mining Leasing Company"
Business: Mining Industry
Position: Financial Manager
Period: 2003–2003
Organization: Limited Liability Company "Agger Techniques"
Business: Commercial
Position: Treasurer
Period: 2003 — currently
Organization: Limited Liability Company "GUM-PROJECT"
Business: Investment
Position: General Director
Period: 2004–30.11.2004
Organization: Representative office of Company "ATLAS PROJECT MANAGEMENT LIMITED"
Business: Investments and Management Services
Position: Manager on Economics
Period: from 30.11.2004 — currently
Organization: Representative office of Company "ATLAS PROJECT MANAGEMENT LIMITED"
Business: Investments and Management Services
Position: Head of the Representative Office

5. Trento Paolo
Year of birth: 1946
Positions during the last 5 years:
Period: 1998 — currently
Organization: Plastimoda
Business: Commercial
Position: President of the Board of Directors

6. Shpitonov Igor Mikhailovich
Year of birth: 1957
Education: Higher — Moscow Energetic Institute — 1980;
Positions during the last 5 years:
Period: 2000–2003
Organization: Open JSC "Russian Aluminium Management"
Business: Production and processing of aluminium raw material
Position: Administrative Director
Period: 2004–2004
Organization: Limited Liability Company "GUM-PROJECT"
Business: Investment activity
Position: Executive Director
Period: 2004 — currently
Organization: Closed JSC "GUM-Trust"
Business: Investment
Position: General Director
Period: 2004 — currently
Organization: Closed JSC "Stylish City"
Business: Investment
Position: General Director
Period: 2004 — currently
Organization: Open JSC "GUM Trading House"
Business: Commercial
Position: Administrative Director



INTER
SWAROVSKI

STRUCTURE OF OPEN JSC "GUM TRADING HOUSE"


OPEN JSC "GUM TRADING HOUSE"
Department store "GUM na Krasnoy Ploschadi" (GUM in Red Square)
Leased property
Karacharovo storage facilities

The Company owns more than 10 (ten) large sites of property for trade and warehouse purposes inside Moscow and commercial premises in Russia's regions.

The building of department store "GUM in Red Square" is used on the basis of the Lease Agreement made and executed in accordance with the requirements of the legislation, till 2042. Upon its expiration the company has a pre-emptive right to resume lease relations.

POSITION OF OPEN JSC "GUM TRADING HOUSE" IN THE INDUSTRY

Open JSC "GUM Trading House", as one of the oldest trade enterprises, has a rich and unique development history which in many ways has determined its current position in the market, forms and types of the company's business, as well as the size, quality and structure of the company's assets existing currently.

According to the Department of consumer market and services of Moscow, the turnover of retail sale in Moscow amounted to 1,4 bn. roubles in 2004, which is 8,3 per cent more than in 2003. According to the experts' forecasts, in 2005 the turnover of retail sale in the capital will increase by 4–5 per cent. Last year the share of Moscow in the total volume of Russia's retail trade made 27 per cent, while the specific weight of Open JSC "GUM Trading House" amounts to 0,3 % in this volume.

More than 800 companies of trade, food and consumer services are expected to be open in Moscow in 2005. More than 200 companies out of the total number of trade companies will be shopping centers. Annual increase of the areas of shopping centers in the capital amounts to 200–300 thousand square meters. In the first six months of 2004 five centers of the total floorspace of 68 000 square meters were open in Moscow, and 268 000 square meters were expected to be put into operation in the second half of 2004. These are centers "Veipark", "Hymen", "Tobtim", "Mega-2", "Yekaterinovka", "L-153", "Sun Paradise". Therefore, the result of 2004 is putting into operation of more than 300 thousand square meters of new premises, which is almost by 30 per cent more compared to 2003.

Dynamics of setting up shopping centers in the areas adjoining MKAD (Moscow Ring Road) is kept. As a result of this, there is customers loss from the central trade zone. However, in Open JSC "GUM Trading House" stable attendance of 30 thousand people a day is kept, 62, 7 per cent of which shop, and 28 per cent out of them are served at fast— food enterprises.

According to the results of consumer survey in Moscow, the factor of closeness of a shopping center to home, while choosing a shopping center, becomes more significant every year. In this case the main centers of attraction to the GUM store are Red Square and Gostiny Dvor.

The factor of accessibility to a shop is also of great importance for consumers. As a result of the rise of car flow in the center of Moscow and difficulty in approaching many shopping centers of the central trade zone, customers more often refuse going to the center for shopping preferring the shopping centers located in the more convenient main traffic arteries. Open JSC "GUM Trading House" takes considerable efforts to improve accessibility of the shopping center for customers. Temporary parking for 150 cars is organized in Vetoshny pereulok, it's served by the GUM parking service. A stationary multilevel parking for 400 cars is open next to it in the building located closely to the shop adjoining the Small building.

One of the development trends of provincial shopping centers is increasing the share of entertaining complex in the composition of shopping centers, which makes the basis for family rest and draws buyers for a more prolonged period.

Moreover, provincial shopping centers are developed on the basis of organizing trade zones out of shops which are not competitors. This allows to create multi-functional trade zones in large premises, which is convenient for customers due to the opportunity of all-inclusive shopping. Open JSC "GUM Trading House" has made a number of agreements with "anchor" lessees who let form the main centers of attraction inside the GUM. Thus, a sports line of shops presented by such trade marks, as Intersport, Nike, Reebok, Adidas and Puma, was put into operation. Negotiations are held with the representatives of Company Zara and a number of other large trade marks.

Currently, the main competitors of Open JSC "GUM Trading House" are shopping centers located in the Central administrative district. On the basis of the data of customers survey of Open JSC "GUM Trading House" the more significant competitors of Open JSC "GUM Trading House" among the shopping centers of the Central administrative district are:

- Trade Complex "Okhotny Ryad";
- Trading House "TsUM";
- Shopping Center "Atrium";
- Department store "Kalinka-Stockman"in Shopping Centre "Smolensky Passage".

However, Open JSC "GUM Trading House" stands out among its competitors by its more right positioning, preserving the image of the country's Main Shop, and its unique location.

DEVELOPMENT RESULTS OF OPEN JSC "GUM TRADING HOUSE" FOR 2004

FINANCIAL RESULTS OF OPEN JSC "GUM TRADING HOUSE" FOR 2004 ARE CHARACTERISED BY THE FOLLOWING INDICES:

Index:	mln. rubles
Turnover*	2 358
Gross profit	1 394
Commercial and administrative expenses	866
Profit (loss) from sales	528
Balance of other revenues and expenses	39
Profit (loss) before taxation	567
Net profit (loss) of a reporting period	421

* The turnover is specified taking into account the turnover of the sections operating on the basis of commission charges.


DYNAMICS OF THE TURNOVER AND OWN COMMERCIAL PREMISES
OF OPEN JSC "GUM TH"
3500
3000
2500
2000
1500
1000
500
0
mln. roubles
16000
14000
12000
10000
8000
6000
4000
2000
sq. m
2002
2003
2004
turnover
own commercial premises

In 2004, the turnover of Open JSC "GUM Trading House" compared to the similar period of last year was reduced by 436 mln. roubles or 15,6 per cent, and amounted to 2 358 mln. roubles.

Downturn of the turnover was caused by reducing the floorspaces designed for own trade by 43,3 per cent. It's worth mentioning that at the same time the turnover from 1 (one) square meter of the space designed for own trade increased by 10,6 per cent and amounted to 138,9 tsnd. roubles.


THE JSC "GUM TRADING HOUSE" TURNOVER STRUCTURE IN 2004
Other 10,0%
Clocks 2,5%
Food 4,1%
Crockery 4,0%
Fancy goods 8,3%
Garments and underwear 32,2%
Footwear 11,5%
Perfumery and cosmetics 14,9%
Knitted wear 12,5%

The total volume of gross profit for 2004 increased by 123,4 mln. roubles or 9,7 per cent and made 1 393,9 mln. roubles, compared to 2003.

DYNAMICS OF THE TOTAL GROSS PROFIT OF OPEN JSC "GUM TRADING HOUSE"


1500
1400
1300
1200
1100
1000
mln. roubles
2002
2003
2004

In 2004, incomings from giving in rent the premises increased by 207 mln. roubles or 22,7 per cent and amounted to 1 118 mln. roubles, compared to last year. This rise was caused by increasing the premises given in rent.

Circulation costs for 2004 compared to 2003 increased by 20,1 mln. roubles or 2,4 per cent and amounted to 865,7 mln.roubles.

The rise in costs was caused, first of all, by increasing the expenditures for:

- maintaining the building by 16,8 mln. roubles or 26,7 per cent due to increasing the rates of power by 30 per cent and electric power — by 15 per cent, and extra costs relating to the security of the building of department store "GUM in Red Square" by security company "Angel" (increase of the payment as per the agreement by 2,7 mln. roubles or 21 per cent);
- advertising by 26,3 mln. roubles or 145,2 per cent, which was called by carrying out a large-scale New Year advertising campaign;
- governing the company (payments to management company "ATLAS PROJECT MANAGEMENT LIMITED") by 72,4 mln. roubles or 114,3 per cent as in 2003 these payment started only in the second half from the moment of transfer of the powers of the sole executive body of the management company.

The costs were reduced in a number of items. Namely, these are costs for:

- building works due to the reduction of the works concerning the repair of buildings by 63,5 mln. roubles or 52,3 per cent. It's worth mentioning that in 2003 the first stage of reconstruction of the building of department store "GUM in Red Square" was completed.
- wages by 21,2 mln. roubles or 8,4 per cent due to the decrease of staff on the payroll from 2074 people in 2003, to 1563 people in 2004.

In 2004, the main sources of profit included gross profit as a result of selling goods and giving premises in rent.

In 2004, profit before taxation, relating to the joint-stock company, increased by 130,5 mln. roubles or 29,9 per cent and amounted to 567,2 mln. roubles, compared to 2003. Net profit increased by 119,6 mln. roubles or 39,6 percent and made 421,28 mln. roubles.

THE NET PROFIT OF OPEN JSC "GUM TRADING HOUSE" (MLN. ROUBLES)


mln. roubles
450
400
350
300
250
200
298,3
301,7
421,28
2002
2003
2004

The total cost of the assets of Open JSC "GUM Trading House" for 2004 increased by 277,8 mln. roubles or 11,9 per cent and amounted to 2 601,2 mln. roubles.

The current liquidity factor as per January 1, 2005 made 3.50 with the norm of 2.

The factor of own circulating assets availability as per January 1, 2005 was 0.69 with the norm of 0.1.

The coefficients of the current liquidity and own circulating assets availability characterise Open JSC "GUM Trading House" as a financially stable and solvent company.

COMMERCIAL ACTIVITIES

Floorspaces	Total area (sq. m)	Floorspace (sq. m)
Total area	166 695	52 875
including:		
The building of department store "GUM na Krasnoy Ploschadi" (GUM in Red Square)	81 484	31 795
including:		
The Small building	5 976	1 982
Printing-office	4 866	
The buildings of Moscow stores, except department store "GUM na Krasnoy Ploschadi" and Small building	49 945	21 080
Karacharovo storage facilities	35 265	
And		
"Stilny Gorod Krasnoyarsk" (Stylish City Krasnoyarsk)	2 472	1 780
"GUM Kostroma"	2 146	1 105

In 2004, the emphasis was placed on looking for well-established partners for reopen salons.

In 2004, improving the structure of floorspaces and forming the assortment policy of the department store were based on the analysis of the data of marketing researches of the shop's customers and monitorings of customers flows.

Department store "GUM in Red Square" does not lose its attractiveness: Despite severe competition, 30 thousand visitors a day, in average, visit the department store as in the last years. The maximum flow is seen in the days before holidays and reaches more than 50 thousand people.

The main buyers of the department store are Muscovites (85 per cent) of three age-groups (16–25, 26–35 and 36–50 years old) with a monthly average revenue per capita of 700 dollars.

About 60 per cent of buyers visit department store "GUM in Red Square", at least, once in three months. According to buyers, cloths, footwear and cosmetics are the most attractive groups of goods.

Brand Level (the goods of group "Fashion")	Specific weight in floorspace (%)
High (including "de luxe")	31
Average-high	25
Average-average	35
Average-low	9

Upon completion of the first stage of reconstruction of the building of department store "GUM in Red Square" the structure of floorspaces was a little changed. Taking into account buyers' preferences, due to opening the shops of youth fashion with a democratic price level on the third floor, the share of the spaces allotted for the goods of an average-average level increased.

An Internet site operates in Open JSC "GUM Trading House" as it is natural for a large and prestigious department store.

The information about Open joint-stock company "GUM Trading House" as an issuer of securities is presented in the site of the department store in accordance with the requirements of the Federal Service in financial markets of the Russian Federation. Also, the scheme of car parking is placed in the site of the department store.

CORPORATE ADMINISTRATIVE SYSTEM

In 2004, the works on the reconstruction project of communications and equipment of local computer network servicing the floorspace of department store "GUM in Red Square" started, and they will be completed in 2005.

This project aims at creating a flexible reseting infrastructure giving network services with a high accessibility extent to the salons of proper trade and partners of Open JSC "GUM Trading House".

Centralized anti-virus protection Trend Micro showed itself excellent. Due to this protection and other measures taken to ensure information security, no case of distributing malicious software in the local network of Open JSC "GUM Trading House" was registered for the passed year.

At the same time, there is a need of protecting not only from malicious software but from unauthorised e-mailing called "spam". Daily hundreds of letters of non-productive nature come to the e-mail addresses of the employees of department store "GUM in Red Square", which makes difficult sorting out of incoming correspondence. The developed protection plan will release the employees from spam, reduce the time spent for studying incoming correspondence and, on the whole, make their work more efficient.

PROMOTION ACTIVITIES

In 2004, the company's advertising policy aimed at strengthening the image of Open JSC "GUM Trading House" as a department store with a wide range of goods and services, increasing buyers' loyalty.

The main emphasis was placed on improving the system of internal advertising. Advertisement areas along lines and banners on bridges were introduced.

All the actions held in the GUM were widely covered in the mass media.

During the reporting period a great number of articles, notes and photoes were published in the country's leading editions. Setting up such sports salons, as Intersport, Puma and Reebok, and elite trade marks, as Louis Vuitton and Moschino, gathered a large number of concerned customers; large-scale presentations were carried out, which attracted significant attention on the part of the press.

The choice of advertisement arrangements was stipulated by the company's strategic priorities, the need to cover the maximum solvent audience and orientation at a target buyer.

Apart from this, traditional advertisement and special actions were also held in the building of department store "GUM in Red Square" on Valentine Day, Ladies' Day and New Year.

Among the main actions held in 2004, it's worth mentioning the New Year action organized together with Company Swarovski. At the beginning of December a Christmas tree decorated with the Swarovski articles of total value of EURO 750000 was placed. This action caused a great interest among customers and was widely covered in the press and on TV chanel TVC. In December, peak indicies of visiting the shopping centre in the days on the eve of holidays were registered. Advertising campaign "Happy New GUM", "Good Luck!" was also organised using banners in the streets, by radio as advertising vehicles and advertising in public transport. Thus, the action related to the New Year allowed to increase the attendance of the shop by twice. The top flow of customers was seen in December 26 and amounted to more than 60 thousand people.

The films, TV programs and trailers which the Russian and foreign well-known companies shot in the building of the department store, influenced positively on increasing buyers' loyalty and strengthening the image of Open JSC "GUM Trading House".

PERSONNEL POLICIES

In 2004, work on personnel management was determined by the development strategic aims of Open JSC "GUM Trading House". Our unique joint-stock company, further increase of competition in the Moscow market of services, large-scale strategical aims of development and concrete efficient plans of their implementation put forward new requirements for sales personnel, employees of functional and providing departments.

In 2004, the number of employees of Open JSC "GUM Trading House" amounted to 1563 people. The number of personnel was reduced by 511 people on the scheduled basis. This was determined by improving the administration structure in accordance with certain priorities on profile activity, dissoluting inefficient departments, reviewing operating personnel.

Compensation is one of the most significant component of effective business. While forming it, the trends dominant in the Moscow market were taken into account. In 2004, an average compensation increased by 14 per cent and amounted to 13 041 roubles.

The system of payment and bonus was developed. The emphasis was placed on the instruments aimed at co-ordinating a level of remuneration with work results. At the same time, the specific weight of variable component in the structure of compensation increased, in average, by 5,6 per cent.

OVERHAUL REPAIR AND RESTORATION

Following the approved "Program on Restoration, Repair and Refurbishment Works and the ones on adapting architectural building — monument Upper Trading Rows to be used in modern conditions" on the basis of wide, research, initial and construction documents, in 2004, the works on redesigning and repairing commercial premises, restoration of internal facades and repair of engineering communications were proceeded.

As a result of the carried out works, about 2500 square meters of internal facades were restored on the first, second and third floors.

The works on re-creating icons "Alexander Nevsky" and "Birth-Giver of God "Znameniye" which had been lost earlier, were started in the external facade of the building from the Red Square.

Salons Louis Vuitton, Bosco-sport, Iceberg, Betty Barklay, Steilmann, Togas, Intersport, Sonya Rikel, Calvin Klein and others of total area of 6800 sq.m. were overhaul repaired.

Among the salons repaired in 2004, there are conceptionally new shops, such as NO ONE and Intersport. In the above mentioned salons an idea of using the premises of mezzanine floors for commercial purposes was used. At the same time significant increase of visual volume of "live" space of atrium was reached.

In the reporting period the requests of the salons of own trade concerning current repair of the premises were satisfied.

The area of commercial and administrative premises equipped with the systems of air-condition and ventilation increased by 2000 sq.m.

The works on assembling a central heat supply station and electrical boiler room for hot water supply of the building letting significantly improve the situation in the existing system of power supply, were carried out.

To prevent emergency situations, in 2004, considerable volumes of the works on repairing mains systems of heating in basement, storm drainage and stand pipes of drainaged system in the building of department store "GUM in Red Square", were carried out.

A new complete transformer substation (KTP-8) was put into operation. Its capacity will allow to provide planned zones of public catering with electric power in the future.

To improve operational communications among the administrative personnel of Open JSC "GUM Trading House", a system of mini-celluar transmission was extended.

To implement the actions relating to the fire protection of department store "GUM in Red Square", the works on extending the system of automatic fire fighting in the warehouses located on the first, second floors of total area of 3 700 sq.m. were proceeded.

In the shops — structural subdivisions of Open JSC "GUM Trading House" the required repair and building works, mainly, of routine nature were implemented in the reporting period.

The investments in overhaul repair and reconstruction of the building of department store "GUM in Red Square" and structural subdivisions of Open JSC "GUM Trading House" amounted to about 90 mln. roubles in 2004.

BASIC RISK FACTORS RELATING TO THE BUSINESS OF OPEN JSC "GUM TRADING HOUSE"

○ branch risks,

○ country and regional risks,

○ financial risks,

○ legal risks,

○ risk concerning the issuer's activity.

BRANCH RISKS

The most important factors which may have a negative effect on the future business of Open JSC "GUM Trading House" are the following:

— high rates of growth of commercial premises in Moscow;
— outflow of buyers from the central shopping area to the periferal areas of Moscow;
— change of the consumption structure;
— currency rates fluctuation;
— more severe competition as a result of emerging western operators in the Moscow market and developing network projects.

COUNTRY AND REGIONAL RISKS

Open JSC "GUM TH" is a Russian company carrying out its business in the Moscow Region of the Russian Federation, and therefore, both general changes in the country and development of the Moscow Region have a significant effect on its business.

The basic country risks in Russia:

— political risks;
— economic risks;
— ecologic risks;
— regional risks.

FINANCIAL RISKS

— the risk of changing currency rates;
— the risk of changing interest rates;
— inflation risks.

LEGAL RISKS

— taxation law change;
— currency law change;
— change of customs control and duties regulations;
— change of requirements to issuer's basic business licensing ;
— changing judicial procedures on the issues relating to the issuer's business (including licensing) which can have a negative effect on the results of its business, as well as on the result of current suits in which the issuer participates.

RISKS CONCERNING THE ISSUER'S ACTIVITY

In the reporting period there are no risks relating to the issuer's possible responsibility in terms of the debts of third persons.

COMPLIANCE OF OPEN JSC "GUM TRADING HOUSE" WITH THE CORPORATE BEHAVIOUR CODE

Organizing the company's corporate management, its management permanently aims at following the well-known norms and regulations of corporate culture and ethics of behaviour. As a result of the conflicting norms regulating the Corporate Behaviour Code, Open Joint-stock Company "GUM Trading House" does not always follow the norms of the above mentioned document.

SHARE CAPITAL OF OPEN JSC "GUM TRADING HOUSE"

The Company's authorized capital amounts to 60 000 000 (Sixty million) roubles and is divided into 60 000 000 (Sixty million) nominal shares of nominal cost of 1 (one) rouble. Each paid ordinary share entitles its holder to take part in the meetings of shareholders; the right of one vote on all the issues on which voting takes place at the meeting of shareholders; the right to get dividends in the amounts legally defined by the general meeting of shareholders.

As of March 12, 2005, (accounting date) the register of the shareholders of Open JSC "GUM Trading House" includes 9 245 shareholders: 96 legal persons and 9 149 physical persons, including foreign shareholders — 26 legal persons and 40 physical persons.

LIST OF THE BIGGEST SHAREHOLDERS OF OPEN JSC "GUM TRADING HOUSE"

Shareholder	The share in the authorized capital (%)
Closed JSC "Deposit-Clearing Company"	55,02
Closed JSC "ING Bank (Eurasia)"	33,52

During the years of its functioning Open JSC "GUM Trading House" has made five issues of the securities: 02.09.92.; 22.06.93; 06.07.95; 15.08.97; 24.04.1998 — the issue is cancelled.

The nominal ordinary shares of Open JSC "GUM Trading House" are traded in Russia's leading sites: NP "RTS Stock Exchange"; Closed JSC "MMVB Stock Exchange".



INFORMATION ABOUT THE COURSE OF TRADING THE SHARES OF OPEN JSC "GUM TRADING HOUSE" IN 2004, PROVIDED BY "RTS STOCK EXCHANGE"


2.2
2.1
2.0
1.9
1.8
1.7
1.6
1.5
1.4
1.3
1.2
1.1
5.01.2004
3.03.2004
29.04.2004
30.06.2004
25.08.2004
20.10.2004
17.12.2004

In the diagram the offers of the bidders trading the shares of Open JSC "GUM TH" are painted blue, while the demand for shares is painted green.

Open JSC "GUM Trading House" together with the Bank of New York (USA) started placing the American Deposit Receipts (ADR) of the 1 level in 1996. The shares are converted into ADR on the basis of the principle: two ordinary shares of Open JSC "GUM TH" for one ADR. As a result of permanent interest towards our company's securities, the shares are regularly converted into ADR and vice versa, depending on the investors' aims. American Deposit Receipts of the 1st level of Open JSC "GUM TH" are actively circulated in the stock exchanges of Berlin, Frankfurt and Stuttgart, and in the USA off-exchange market.

During the reporting year Open JSC "GUM TH" carried out neither big transactions, nor the transactions towards which there was interest.

PROPOSALS ON DISTRIBUTING THE NET PROFIT MADE IN 2004 BY OPEN JSC "GUM TRADING HOUSE"

It is proposed to distribute the net profit made in 2004 by Open JSC "GUM Trading House" at the amount of 421,28 mln.roubles for the following purposes:

- to develop the proper manufacturing capabilities at the amount of 271,28 mln. roubles;
- to modify and reconstruct the units of property of Open JSC "GUM Trading House" at the amount of 90 mln. roubles;
- to develop social area at the amount of 30 mln. roubles;
- charitable purposes at the amount of 30 mln. roubles.

DIVIDENDS

The investment policy of Open JSC "GUM Trading House" envisages rise in the expenses aimed at making department store "GUM in Red Square" in a modern technically equipped shopping centre of a European level in the future.

Taking into account these circumstances and in view of limited financial resources the Board of Directors of Open JSC "GUM TH" recommend the annual general meeting of shareholders not to pay dividends on the results of work in 2004.

ACCOUNTING OF OPEN JSC "GUM TRADING HOUSE"
(thousands rubles)

THE COMPANY'S BALANCE SHEET
AS PER DECEMBER 31, 2004

ASSET	Code lines	as per the beginning of reports period	as per the end of reports period
1	2	3	4
I. FIXED ASSETS			
Intangible assets (04, 05)	110	2 064	1 474
including:			
a data base, trade marks, administrative costs	111	2 064	1 474
Fixed assets (01, 02)	120	525 312	502 581
including:			
buildings, cars, equipment	121	525 312	502 581
Incomplete buildings (07, 08, 16, 60)	130	49 618	36 062
Profitable inventory investments (03)	135	–	–
Long-term financial investments (58, 59)	140	109 416	558 121
including:			
investments in subsidiary companies	141	14 866	14 866
investments in other companies	142	8 663	8 663
loans granted for a period of more than 12 months	143	3 625	532 800
other long-term financial investments	144	82 262	1 792
Deferred tax assets	145	21 056	11 408
Other fixed assets	150	–	–
TOTAL: as per section I	190	707 466	1 109 646
II. CURRENT ASSETS			
Inventory	210	277 144	241 072
including:			
raw materials, materials and other similar assets (10, 14, 15, 16)	211	20 036	14 094
animal breeding and feeding (11)	212	–	–
costs in work in progress (circulation costs) (14,20, 21, 23, 29, 44,46)	213	8 343	1
finished goods and merchandise inventory (14,16, 40, 41,43)	214	212 165	197 579
goods consigned (45)	215	3 416	8
prepaid expenses (97)	216	33 184	29 390
other inventories and expenses	217		
Value added tax incurred for purchases (19)	220	56 571	51 335
Accounts receivable (payments are expected in more than 12 months after the reporting date)	230	3 685	1 425
including:			
customers and clients (62, 63, 76)	231	–	
notes receivable (62)	232	–	–
debts of subsidiaries and affiliates (78)	233		
advances made (60)	234	2 114	
other debtors	235	1 571	1 425
Accounts receivable (payments are due within 12 months since the reporting date)	240	128 805	364 523
including:			
customers and clients (62, 63,76)	241	25 458	28 649
notes receivable (62)	242	–	–

ASSET	Code lines	as per the beginning of reports period	as per the end of reports period
1	2	3	4
debts of subsidiaries and affiliates (6203)	243	17 927	24 449
debts of the members (founders) relating to the contributions in the authorized capital (75)	244	–	–
advances made (60)	245	67 757	283 569
other debtors	246	17 663	27 856
Short-term financial investments (58, 59,81)	250	853 858	734 558
including:			
loans granted to organizations for a period of less than 12 months	251	231 227	516 196
other short-term financial investments	252	622 631	218 362
Cash	260	295 883	98 358
including:			
cash in hand: (50)	261	2 793	3 126
current accounts (51)	262	273 887	83 604
curency accounts (52)	263	13 566	6 783
other cash equivalents (55, 57)	264	5 637	4 845
Other current assets	270		
TOTAL as per section II	290	1 615 946	1 491 271
BALANCE SHEET (total of lines 190 + 290)	300	2 323 412	2 600 917

LIABILITIES	Code lines	as per the beginning of reports period	as per the end of reports period
1	2	3	4
III. CAPITAL AND RESERVES			
Authorized capital (80)	410	60 000	60 000
Own shares redeemed from shareholders	411	–	(76 856)
Additional capital (83)	420	25 158	25 158
Reserves (82)	430	9 000	9 000
including:			
the reserves created in accordance with the legislation	431	9 000	9 000
the reserves created in accordance with the foundation documents	432		
Retained profits (outstanding deficit)	470	1 688 948	2 115 994
Minority share	471	–	–
TOTAL as per section III	490	1 783 106	2 133 296
IV. LONG-TERM LIABILITIES			
Loans and credits (67)	510	–	–
including:			
bank loans to be matured within 12 months from the reporting date	511	–	–
Loans to be matured within more than 12 months from the reporting date	512	–	–
Deffered tax liabilities	515	9 508	5 043

LIABILITIES	Code lines	as per the beginning of reports period	as per the end of reports period
1	2	3	4
Other long-term liabilites	520		
TOTAL as per section IV	590	9 508	5 043
V. CURRENT LIABILITIES			
Loans and credits (66)	610	203 000	–
including:			
bank loans to be matured within 12 months from the reporting date	611	203 000	–
loans to be matured within 12 months from the reporting date	612	–	–
Accounts payable	620	275 321	424 278
including:			
suppliers and contractors (60, 76)	621	222 633	245 122
debts to the staff of organization (70)	622	12 820	–
debts to the state extra-budgetary funds (69)	623	2 347	–
taxes and fees payable (68)	624	18 556	13 943
other creditors	625	927	76 803
notes payable	626	–	–
liabilities to subsidiary companies and affiliates	627	1 735	14 275
advances received (62)	628	16 303	74 135
Debts to the members (founders) relating to income payment (75)	630	9 225	2 215
Deferred income (98)	640	43 252	36 085
Provisions for future expenses (96)	650	–	–
Other current liabilities	660	–	–
TOTAL as per section V	690	530 798	462 578
BALANCE SHEET (total of lines 490 + 590 + 690)	700	2 323 412	2 600 917

CERTIFICATE ON VALUES AVAILABILITY TO BE TAKEN INTO ACCOUNT ON BELOW-LINE ACCOUNTS

Parameter name	Code lines	as per the beginning of reports period	as per the end of reports period
1	2	3	4
Rented fixed assets (001)	910	3 274 713	3 274 713
including leased fixed assets	911		
Inventory items accepted in deposit (002)	920	157	86
Goods accepted on commission (004)	930	80 301	78 264
Insolvent debtors' liabilities written off at a loss (007)	940	4 472	19 915
Liabilities and payments securities received (008)	950	–	–
Liabilities and payments securities given (009)	960	–	–
Housing facilities depreciation	970		
Depreciation of land improvement objects and other similar objects	980		
Intangible assets received for free use	990		
OS up to 10000 roubles (012);Stocks to be taken into account (013); Accounting items to be taken into account (014)	991	24 230	20 136
Registered high security forms	992	–	108

PROFIT AND LOSS STATEMENT

AS PER DECEMBER 31, 2004

Parameter name	Code lines	For the accounting period	For the similar period of the previous year
1	2	3	4
I.PROFIT AND LOSS FROM ORDINARY ACTIVITIES			
Earnings (netto) from the sales of goods, production, work, services (minus VAT, excises and similar mandatory payments), including	010	2 241 207	2 651 462
From the sales of goods, products	011	1 108 508	1 725 423
From letting own floor space on lease and from sub-lease	012	1 118 315	911 185
From the sales of services	013	14 384	14 854
Prime cost of the sold goods, production, work, services, including :	020	847 311	1 381 002
From the sales of goods, products	021	830 469	1 363 560
From letting own floor spaces in lease and sub-lease	022	-	-
From selling the services	023	16 842	17 442
Gross Profit	029	1 393 896	1 270 460
Business Expenses	030	584 149	629 411
Administrative expenses	040	281 578	216 188
Profit (loss) from the sales (lines (010-020-030-040))	050	528 169	424 861
II. OTHER EARNINGS AND COSTS			
Interest receivable	060	4 686	5 719
Interest payable	070	7 922	116
Profit from share in other companies	080	601	4 263
Other operating income	090	666 034	1 460 545
Other operating expenses	100	632 861	1 362 791
Other non-operating income	120	60 572	48 884
Other non-operating costs	130	52 129	144 748
III PROFIT (LOSS) BEFORE TAXATION	140	567 150	436 617
Deferred tax asset	141	- 14	158
Deferred tax liability	142	1 872	9 508
Current income tax	150	143 981	125 597
IV. NET PROFIT (LOSS) OF THE ACCOUNTING PERIOD:	190	421 283	301 670
REFERENCE.			
Minority share	195		
Permanent tax liability	200	1 643	30 790
Basic earnings (loss) per share			
Diluted earnings (loss) per share			

DESCRIPTION OF INDIVIDUAL PROFITS AND LOSSES

Name of parameters	Code	For the accounting period		For the similar period of the previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Fines, interest fines and cancellation penalties accepted or on which court decisions (arbitral tribunals) on their recovery are received	210		81		244
Profit (loss) of previous years	220	4 978	2 503	1 398	4 934
Recovery of lossed caused by non-fullfilment or improper fullfilment of liabilities	230	378	–	86	106
Exchange differences relating to the transactions in foreign currency	240	1 759	3 375	7 697	17 022
Estimated provisions allocations	250	X	2 582	X	17 950
Writing-off accounts receivable and accounts payable on which the period of limitation is expired	260	3 546	84	2 890	4 461
	270				

REPORT ON THE EQUITY CHANGES FOR 2004

I. EQUITY CHANGE

Index Name	code	Authorized capital	Additional capital	Reserves	Retained earnings (uncovered loss)	Total
1	2	3	4	5	6	7
Balance as per December, 31 of the year preceding the previous one		60 000	153 946	9 000	1 258 490	1 481 436
2003 (previous year)						
Changes in accounting policy		x	x	x	–	–
Revaluation surplus		x	–	x	–	–
Balance as per January 1 of the previous year		60 000	153 946	9 000	1 258 490	1 481 436
Result produced by foregn currency conversion		x		x	–	–
Net earnings		x	x	x	301 670	301 670
Dividends		x	x	x	–	–
Appropriations to reserves	110	x	x	–	–	–
Rise in shareholders'equity due to:						
additional share issue	121	–	x	x	x	–
increase of share par value	122	–	x	x	x	–
reorganization of legal entity	123	–	x	x	x	–
Decrease of shareholders' equity due to:						
decrease of share par value	131	–	x	x	x	–
decrease of share number	132	–	x	x	x	–
reorganization of legal entity	133	–	x	x	–	–
Balance as per January 31, the previous year		60 000	153 946	9 000	1 560 160	1 783 106

Index Name	code	Authorized capital	Additional capital	Reserves	Retained earnings (uncovered loss)	Total
1	2	3	4	5	6	7
2004 (accounting year)						
Changes in accounting policy		x	x	x	–	–
Revaluation surplus		x		x	–	–
Capitalization of Earnings			(128 788)		128 788	
Balance as per January 1, the accounting year	100	60 000	25 158	9 000	1 688 948	1 783 106
Result produced by foregn currency conversion		x		x	x	–
Net earnings		x	x	x	421 283	421 283
Dividends		x	x	x		
Appropriations to reserves		x	x	–	–	–
Rise in shareholders'equity due to:						
additional share issue			x	x	x	–
increase of share par value			x	x	x	–
reorganization of legal entity			x	x	–	–
Decrease of shareholders' equity due to:						
decrease of share par value			x	x	x	–
decrease of share number			x	x	x	–
reorganization of legal entity			x	x	–	–
Re-calculation of the profit of last years					5 763	
Balance as per December 31 of the accounting year	140	60 000	25 158	9 000	2 115 994	2 210 152

II. RESERVES

Index Name	Code	Balance	Received	Used	Balance
1	2	3	4	5	6
STATUTORY RESERVES:					
Reserves (reserve name)					
previous year data		9 000	–	–	9 000
accounting year data		9 000	–	–	9 000
(reserve name)					
previous year data		–	–	–	–
accounting year data		–	–	–	–
RESERVES CREATED IN ACCORDANCE WITH THE FOUNDATION DOCUMENTS:					
(reserve name)					

Index Name	Code	Balance	Received	Used	Balance
1	2	3	4	5	6
previous year data		–	–	–	–
accounting year data		–	–	–	–
(reserve name)					
previous year data		–	–	–	–
accounting year data		–	–	–	–
ESTIMATED PROVISIONS:					
Reserve of doubtful debts (reserve name)					
previous year data		–	17 950	–	17 950
accounting year data		17 950	3	(15 371)	2 582
(reserve name)					
previous year data					
accounting year data					
(reserve name)					
previous year data					
accounting year data					
PROVISIONS FOR FUTURE EXPENSES:					
(reserve name)					
previous year data					
accounting year data					
(reserve name)					
previous year data					
accounting year data					

REFERENCES

Index Name	code	Balance as per the begining of the accounting year		Balance as per the end of the accounting period	
1	2	3		4	
1) Net assets	200	1 814 810		2 163 016	
		From the state budget		From the off-budget funds	
		For the accounting year	For the previous year	For the accounting year	For the previous year
		3	4	5	6
2) Received for					
operating expenses total:	210				
including:	211				
investments in fixed assets	220				
including:					

STATEMENT OF CASH FLOW

AS PER DECEMBER 31, 2004

Parameter name	Line code	for the accounting year	for the similar period of the previous year
1	2	3	4
CASH BALANCE AS PER THE BEGINNING OF THE YEAR	110	291 082	256 536
CASH FLOWS FROM OPERATING ACTIVITIES:			
Monetary funds received from buyers, customers	120	1 680 099	2 719 592
other incomings	140	2 217 657	2 007 099
cash aimed at:			
paying purchased goods, work and services	150	(626 878)	(1 315 890)
remunerating labour	160	(232 493)	(252 932)
paying dividends, interests	170	(4 198)	(1 577)
paying taxes and fees	180	(397 506)	(386 610)
assignments to the State off-budget (social) funds	190	(68 021)	(67 619)
other expenses	195	(2 418 894)	(2 356 517)
Net cash provided by (used in) operating activities	200	149 766	345 546
CASH FLOWS FROM INVESTING ACTIVITIES			
Sales proceeds of property, plant, equipment and other non-current assets	210	28 093	112 603
Sales proceeds of securities and other financial investments	220	598 801	1 293 129
Dividends received	230	44	910
Interest received	240	8 955	11 744
Proceeds from repayment of loans granted to other organizations	250	475	30 000
Acquisition of subsidiary organizations	260	(–)	(250)
Purchases of property and equipment, profitable inventory investments and intangible assets	270	(20 245)	(148 802)
Purchases of securities and other financial investments	280	(80 000)	(1 595 739)
Loans granted to other organizations	290	(679 620)	(217 500)
Net cash provided by investing activities	300	–143 497	–513 905
CASH FLOWS FROM FINANCIAL ACTIVITIES:			
Earnings from issuing shares or other contribution securities	350	–	–
Earnings from loans and credits granted to other organizations	360		237 386
earnings from repayment of the loans granted to other organizations	370		–
Purchase of the securities	380	(–)	(–)
Repayment of loans and credits (without interest)	390	(203 000)	(34 481)
Repayment of financial lease liabilities	400	(–)	(–)
Loans granted to other organizations	410	(–)	(–)
Net cash provided by financial activities	430	–203 000	202 905
Net increase (decrease) of cash and cash equivalents	440	–196 731	34 546
4. CASH BALANCE AS PER THE END OF THE REPORTING PERIOD	450	94 351	291 082
Value of influence of the changes of foreign currency exchange rate in respect of rouble	460	–766	–4 549

SUPPLEMENT TO THE BALANCE SHEET
FOR 2004
INTANGIBLE ASSETS

Index Name	Code	Available as per the beginning of the accounting year	Received	Retired	Available as per the end of the accounting year
1	2	3	4	5	6
Intellectual property items (exclusive rights for the results of intellectual property)	010	2 643	50	315	2 378
including:					
patent holder's rights to invention, production piece, suit model	011	–	–	–	–
right owner's to computer programs, data bases	012	2 257	–	–	2 257
right holder's to topology of integral schemes	013				
owner's to brand name and service sign, name of the place of goods origin	014	386	50	315	121
patent holder's to selection achievements	015	–	–	–	–
Organization costs	020	–	–	–	–
Business reputation of organization	030				
Other	040	–	–	–	–

Index Name	Code	As per the beginning of the accounting year	As per the end of the accounting year
1	2	3	4
Amortization of intangible assets – total	050	579	904
including: Computer programs		560	882
trade marks		19	22

FIXED ASSETS

Index Name	Code	Available as per the beginning of the accounting year	Received	Retired	Available as per the end of the accounting period
1	2	3	4	5	6
Buildings		274 264	3 225	2 843	274 646
Installations and transfer mechanisms		1 647	–	–	1 647
Machinery and equipment		356 711	35 113	21 481	370 343
Means of transport		6 798	40	4	6 834
Inventory		3 076	100	134	3 042
Live stock		–	–	–	–
Productive live stock		–	–	–	–
Perennial plantations		–	–	–	–
Other types of the fixed assets		174	142	2	314
Land and natural resources		–	–	–	–
Investments in radical land development		–	–	–	–
Total		642 670	38 620	24 464	656 826

Index Name	Code	as per the beginning of the accounting year	as per the end of the accounting period
1	2	3	4
Depreciation of the fixed assets – in total	140	117 358	154 245
including:			
buildings and installations		34 360	37 831
machinery, equipment, means of transport		82 926	116 269
other		72	145
The units of the fixed assets let on lease – in total		134 301	131 791
including:			
buildings		113 407	113 887
installations		18	18
equipment		20 876	17 886
Temporary closed-down fixed assets		–	–
The units of the fixed assets received in rent – in total		3 274 713	3 274 713
including:			
Real estate put into operation and being in process of the State registration		–	–

REFERENCE The result of revaluating the units of the fixed assets	Code	as per the beginning of the accounting year	As per the beginning of the previous year
	2	3	4
initial (restoration) cost	171	–	–
amortization	172	–	–

Changes of the value of the units of the fixed assets as a result of completion, development, reconstruction, partial liquidation	Code	as per the beginning of the accounting year	as per the end of the accounting period
	2	3	4

PROFITABLE INVENTORIES INVESTMENTS

Index Name	Code	Available as per the beginning of the accounting year	Received	Retired	Available as per the end of the accounting period
1	2	3	4	5	6
Property to be let on lease					
Property to be given under a hiring contract					
Other					
Total					

	Code	as per the beginning of the accounting year	as per the end of the accounting period
1	2	3	4
Depreciation of the profitable inventories investments			

RESEARCH, DEVELOPMENT AND ENGINEERING PROJECTS EXPENSES

Project category Name	Code	Available as per the beginning of the accounting year	Received	Written off	Available as per the end of the accounting year
1	2	3	4	5	6
Total					
including:					

REFERENCE	Code	as per the beginning of the accounting year	as per the end of the accounting year
	2	3	4
Total expenses relating to incomplete research, development and engineering projects			

	Code	for the accounting period	for the similar period of the previous year
	2	3	4
The amount of the expenses relating to research, development and engineering projects which didn't give positive results and were attributed to non-operating expenses.			

EXPENSES FOR NATURE RESOURCES DEVELOPMENT

Index: Name	Code	Balance as per the beginning of the accounting period	Received	Written off	Balance as per the end of the accounting period
1	2	3	4	5	6
Expenses for nature resources development – in total					
including:					

REFERENCE:	Code	as per the beginning of the accounting year	as per the end of the accounting period
	2	3	4
The total expenses relating to bosom regions with unfinished search and estimation of fields, geological and (or) hydrogeological survey and other similar activities			
The total expenses for nature resources development attributed to non-operating expenses as unsuccessful, in the reporting period.			

FINANCIAL INVESTMENTS

Index: Name	Code	Long-term: as per the beginning of the accounting year	Long-term: as per the end of the accounting year	Short-term: as per the beginning of the accounting year	Short-term: as per the end of the accounting year
1	2	3	4	5	6
Shares in the authorized (legal) capitals of other organizations, total		14 866	14 866	–	–
including subsidiary companies and affiliates		14 866	14 866		
State and municipal securities		2 262	1 792	–	–
Securities of the other organizations – total		88 663	8 663	591 685	80 000
including debt securities (bonds, notes)		88 663	8 663	591 685	80 000
Loans given		3 625	532 800	231 227	516 196
Deposits		–	–	–	80 000
Other		–	–	30 946	58 362
Total		109 416	558 121	853 858	734 558
From total amount Financial Investments having current market price: Shares in authorized (legal) capitals of other organizations, total		–	–	–	–
including subsidiary companies and affiliates		–	–	–	–
State and municipal securities		–	–	–	–

Index		Long-term		Short-term	
Name	Code	as per the beginning of the accounting year	as per the end of the accounting year	as per the beginning of the accounting year	as per the end of the accounting year
1	2	3	4	5	6
Securities of the other organizations – total		–	–	–	–
including debt securities (bonds, notes)		–	–	–	–
Other		–	–	30 946	58 362
Total		–	–	30 946	58 362
REFERENCE.					
In terms of financial investments having a current market price, the value is changed as a result of adjusting the assessment		–	–	603	29 524
in terms of debt securities, a difference between initial cost and nominal cost is referred to the financial result of the reporting period		–	–	–	–

ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

Index			
Name	Code	Balance as per the begining of the accounting year	Balance s per the end of the accounting period
1	2	3	4
ACCOUNTS RECEIVABLE :			
short-term – total		128 805	364 523
including			
payments with buyers and clients		25 458	28 649
advances given		67 757	283 569
other		35 590	52 305
long-term – total		3 685	1 425
including			
payments with buyers and customers		–	
advances given		2 114	
other		1 571	1 425
Total		132 490	365 948
ACCOUNTS PAYABLE :			
short-nerm – total		530 798	462 578
including			
payments with suppliers and contractors		222 633	245 122
advances received		16 303	74 135
payments on taxes and fees		18 556	13 943
credits		203 000	–
loans		–	–
other		70 306	129 378
long-term – total		9 508	5 043
including			
credits		–	–
loans		–	–
Deffered tax liabilities		9 508	5 043
Total		540 306	467 621

OPERATING EXPENSES (CLASSIFIED BY INPUT FACTORS)

Index Name	Code	For the accounting year	For the previous year
1	2	3	4
Tangible costs		847 311	1 381 002
Employee compensation costs		231 603	252 843
Deductions for social needs		66 497	70 469
Amortization and depreciation		48 398	50 629
Other costs		519 229	471 658
Total, by input factors		1 713 038	2 226 601
Balance variation (increase [+], decrease [-]:			
work in process		+6 728	−13 556
prepaid expenses		−1 014	−3 794
provision for future expenses		–	–

COLLATERALS

Index Name	Code	Balance as per the begining of the accounting year	Balance as per the end of the accounting period
1	2	3	4
RECEIVED — TOTAL		671 685	80 000
including:			
notes		671 685	80 000
Property received as a pledge			
including:			
fixed assets items			
securities and other financial investments			
other			
GIVEN — TOTAL			
including:			
notes			
Property put in pawn			
including:			
fixed assets items			
securities and other financial investments			
other			

GOVERNMENT AID

Index name	Code	Balance as per the begining of the accounting year		Balance as per the end of the accounting period	
1	2	3		4	
State budget funds received during the accounting year – total					
including:					
		as per the beginning of the accounting year	Received during the accounting period	Repayed during the accounting period	as per the end of the accounting period
Budget Credits – total					
including:					

CERTIFICATE OF THE INTERNAL AUDIT COMMISSION ON THE RESULTS OF THE BUSINESS OF OPEN JSC "GUM TRADING HOUSE" FOR 2004

The Internal Audit Commission mentions that the accounting of Open JSC "GUM TH" is prepared in accordance with the Federal Law "On Accounting" #129-FL of November 21, 1996, "Regulation on the accounting and reports in the Russian Federation" #34n approved by the Decree of Russia's Ministry of Finance of July 29, 1998, the Regulations on accounting "Accounting Policy of organization" (PBU 1/98) #60n, approved by the Decree of the Ministry of Finance of the Russian Federation of December 9, 1998, the Regulations on Accounting "The Accounting of Organization" (PBU 4/99) #43n, approved by the Decree of the Ministry of Finance of the Russian Federation of July 6, 1999, and other normative acts of the Russian Federation, regulating the procedure of keeping books and drawing reports. In 2004, the main sources of incomings were earnings from:

- selling goods and production at the amount of 1108,5 mln. roubles;
- renting own premises and sub-renting - 1118,3 mln. roubles;
- rendering services at the amount of 14,4 mln. roubles.

It's worth mentioning that in 2004 the earnings, as a result of renting own premises and sub-renting, amounted to 49,9 per cent of the total amount of the earnings compared to 34,4 per cent in 2003.

In 2004, commercial expenses decreased by 7,2 per cent compared to the last year and amounted to 584,1 mln. roubles. Their specific weight in the gross profit reduced from 49,5 per cent to 41,9 per cent. Reduction was, mainly, achieved, due to item "Expenses on running repairs and capital overhaul" by 63,2 mln. roubles or 52,5 per cent compared to 2003, as a result of reducing the volumes of works.

At the same time in a number of the items of business expenses there was rise compared to 2003:

- the expenses to rent fixed assets, increased by 8,6 mln. roubles or 11,4 per cent as a result of increasing the rented spaces;
- in terms of the expenses to maintain buildings and premises, the growth amounted to 16,9 mln. roubles or 27 per cent. First of all, this relates to the rise in the expenses for communal services as a result of the growth of the power and electric power rates. Apart from it, the consumed power of electric power increased by 10 per cent as a result of increasing a number of salons with air-conditions;
- the expenses to maintain custodial service and militia increased by 2,9 mln. roubles or 20,3 per cent as a result of increasing the value of contracts on the custodial services (including rise in the remuneration of Limited Liability Company ChOP "Angel");
- the expenses for advertising increased by 26,7 mln. roubles or 2,5 times due to carrying out a large advertising campaign in November-December, 2004.

In 2004, administrative expenses increased by 30,2 per cent compared to the last year and amounted to 281,6 mln. roubles. The rise in the expenses is determined by paying the expenses to Managing Company "Atlas Project Management Public Limited Company" during 2004, while in 2003 the expenses of the Managing Company were paid starting with the second half.

In 2004, the profit before taxation amounted to 567,2 mln. roubles and increased by 130,5 mln. roubles or 29,9 per cent compared to the last year.

After assessment of taxes and other obligatory payments the net profit (undistributed earnings) of the reporting year amounted to 421,3 mln. roubles and increased by 119,6 mln. roubles or 39,7 per cent compared to 2003.

In 2004, the company provided security of inventories.

In 2004, accounts receivable increased by 233,5 mln. roubles or 2,8 times because of the rise in floating debt by 235,7 mln. roubles.

As per 31.12.2004 accounts payable increased by 54,1 per cent or 149,0 mln. roubles and amounted to 424,3 mln. roubles compared to the data as per 31.12.2003.

In 2004, own circulating assets decreased by 52 mln. roubles or 4,8 per cent and amounted to 1023,7 mln. roubles because of granting loans for the period of more than 12 months.

In the reporting period the Internal Audit Commission examined the results of the financial and economic activity of Open JSC "GUM TH" as per the reporting dates. The non-operating costs, circulation costs, state of proprietary resources, accounts receivable and accounts payable were analysed.

During the inspection of the accounting returns of Open JSC "GUM TH" by an external independent auditor of Limited Liability Company "FinExpertise" approved by the resolution of the general meeting of shareholders, the accounting department of the JSC made all corrections in the report for 2004.

Taking into account the above mentioned, the Internal Audit Commission confirms the credibility of the balance sheet of the JSC as per January 1, 2005, at the amount of 2600,9 mln. roubles, the annual report of Open JSC "GUM TH", financial and material stability of Open JSC "GUM TH".

The Internal Audit Commission recommends to take measures to increase own circulating assets, secure timely payments with debitors and creditors.

Chairman of the Internal Audit
Commission of Open JSC
"GUM Trading House"
Marjanova, E.A.

AUDIT CERTIFICATE OF THE AUDIT AND CONSULTING GROUP OF LIMITED LIABILITY COMPANY "FINEXPERTIZA", RELATING TO THE FINANCIAL (ACCOUNTING) RETURNS OF OPEN JSC "GUM TRADING HOUSE" FOR 2004

AUDITOR

Name: Limited Liability Company "FinExpertiza";

Location: 107078 Moscow. Skornyazhny pereulok, build. 1.

Certificate of state registration No 937341 was issued on May 05, 1997 by the Moscow Registration Chamber;

License #E002588 for carrying out auditing activities is issued by the Ministry of Finance of the Russian Federation in November 6, 2002, for a period of five years.

The license for carrying out the works relating to the use of the information making a state secret B 329021 registration #5797 of 23.03.04 for a period till 16.12.2007.

The Auditor is a member of Moscow Auditing Chamber and National Federation of Consultants and Auditors.

AUDITED PERSON

Full Name: Open Joint-stock Company "GUM Trading House".

Short Name: Open JSC "GUM TH".

Location: Red Square, 3, Moscow 109012.

Certificate of the state registration #000457 was issued on 06.12.1990, by Moscow Registration Chamber;

We audited the financial (accounting) returns of Open JSC "GUM TH" for the period from 01.01.2004 to 31.12.2004 inclusively.

The financial (accounting) returns of Open JSC "GUM TH" include:

— balance sheet;
— profit-and-loss report;
— supplements to the balance sheet and profit-and-loss report;
— an explanatory note.

The executive body of Open JSC "GUM TH" shall bear responsibility for preparing and submitting the financial (accounting) returns.

Our responsibility is to express our opinion about the credibility of this financial returns in all significant respects and compliance of the procedure of keeping accounts with the legislation of the Russian Federation on the basis of the carried out audit.

We carried out the audit in accordance with:

— Federal Law "On Audit";
— Federal Regulations (standards) for auditing business (approved by Decree #696 of September 23, 2002, of Russia's Government "On approval of the federal regulations (standards) of auditing business");
— Internal regulations (standards) of auditing business by Moscow Auditor's Chamber;
— Internal standards of auditing business of "FinEzpertiza" LTD.

The audit was planned and carried out so that to obtain reasonable assurance that the financial (accounting) returns did not include any significant errors.

The audit was carried out on a sample basis and included studying on the basis of testing the proves confirming the significance and disclosure of the information in the financial (accounting) returns about the financial and economic activity, assessment of the accounting principles and methods, regulations for preparing financial (accounting) returns, determination of the main assessed values obtained by the management of Open JSC "GUM TH", as well as evaluation of the general idea of the financial (accounting) returns.

We believe that the carried out audit provides sufficient grounds to express our opinion about credibility of the financial (accounting) returns in all significant respects and compliance of the procedure of keeping accounts with the legislation of the Russian Federation.

In our opinion, the financial (accounting) returns of Open JSC "GUM TH" accurately reflect in all significant respects the financial state as per 31.12.2004 and results of financial and economic activity for the period from 01.01.2004 to 31.12.2004 included.

March 17, 2005.

General Director
of "FinExpertiza" LTD,
Mrs. Trubnikova, E.A.

Manager of the audit
Mr. Morozov, D.F.



Qualification certificate relating to general audit K001669 is issued by TsALAK of the Ministry of Finance of the RF on 26.12.1996, from 20.12.2002 without limitation of term.